SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 001-12206

Promotora y Operadora de Infraestructura, S.A.B de C.V.
(Exact name of registrant as specified in its charter)

Promoter and Operator of Infrastructure
(Translation of Registrant´s name into English)

Bosque de Cidros No. 173
Colonia Bosques de las Lomas, C.P. 05120
Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☒

MEXICAN STOCK EXCHANGE

QUARTER: 01 YEAR: 2012
STOCK EXCHANGE CODE: PINFRA
STATEMENT OF FINANCIAL POSITION
PROMOTORA Y OPERADORA DE
INFRAESTRUCTURA, S.A.B. DE C.V.

AT 31 MARCH 2012, 31 DECEMBER 2011 AND 01 JANUARY 2011
	(Thousand Pesos)	CONSOLIDATED

Final Printing

		ENDING CURRENT	PREVIOUS YEAR END	HOME PREVIOUS YEAR
REF	ACCOUNT / SUBACCOUNT	Amount	Amount	Amount
10000000	TOTAL ASSETS	14,186,617	14,090,615	13,453,513
11000000	TOTAL CURRENT ASSETS	3,705,940	3,459,830	2,677,589
11010000	CASH AND CASH EQUIVALENTS	50,784	73,522	39,782
11020000	SHORT-TERM INVESMENTS	3,047,281	2,753,499	1,645,573
11020010	AVAILABLE-FOR-SALE INVESTMENTS	0	0	0
11020020	TRADING INVESTMENTS	2,894,817	1,713,930	1,070,104
11020030	HELD-TO-MATURITY INVESTMENTS	152,464	1,039,569	575,469
11030000	TRADE RECEIVABLES, NET	250,954	253,166	223,958
11030010	TRADE RECEIVABLES	250,954	253,166	223,958
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0	0
11040000	OTHER RECEIVABLES, NET	64,860	61,048	111,440
11040010	OTHER RECEIVABLES	197,719	170,900	217,714
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-132,859	-109,852	-106,274
11050000	INVENTORIES	79,547	79,164	69,845
11051000	BIOLOGICAL CURRENT ASSETS	0	0	0
11060000	OTHER CURRENT ASSETS	212,514	239,431	586,991
11060010	PREPAYMENTS	7,336	10,324	44,116
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
11060030	ASSETS AVAILABLE FOR SALE	0	0	0
11060040	DISCONTINUED OPERATIONS	0	0	0
11060050	RIGHTS AND LICENSES	0	0	0
11060060	OTHER	205,178	229,107	542,875
12000000	TOTAL NON-CURRENT ASSETS	10,480,677	10,630,785	10,775,924
12010000	ACCOUNTS RECEIVABLE, NET	256,900	254,421	243,242
12020000	INVESTMENTS	1,113,828	1,332,130	1,383,226
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	332,735	89,027	100,438
12020020	HELD-TO-MATURITY INVESTMENTS	0	0	0
12020030	AVAILABLE-FOR-SALE INVESTMENTS	0	0	0
12020040	OTHER INVESTMENTS	781,093	1,243,103	1,282,788
12030000	PROPERTY, PLANT AND EQUIPMENT, NET	585,193	598,074	631,370
12030010	LAND AND BUILDINGS	361,401	360,070	363,761
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	676,653	677,447	496,827
12030030	OTHER EQUIPMENT	101,571	101,936	260,743
12030040	ACCUMULATED DEPRECIATION	-554,432	-541,379	-489,961
12030050	CONSTRUCTION IN PROGRESS	0	0	0
12040000	INVESTMENT PROPERTY	0	0	0
12050000	BIOLOGICAL NON- CURRENT ASSETS	0	0	0
12060000	INTANGIBLE ASSETS,NET	7,541,443	7,453,978	7,512,378
12060010	GOODWILL	0	0	0
12060020	TRADEMARKS	0	0	0
12060030	RIGHTS AND LICENSES	0	0	0
12060031	CONCESSIONS	7,541,443	7,453,978	7,512,378
12060040	OTHER INTANGIBLE ASSETS	0	0	0
12070000	DEFERRED TAX ASSETS	702,183	678,228	806,831
12080000	OTHER NON-CURRENT ASSETS	281,130	313,954	198,877
12080001	PREPAYMENTS	0	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
12080020	EMPLOYEE BENEFITS	0	0	0
12080021	AVAILABLE FOR SALE ASSETS	0	0	0
12080030	DISCONTINUED OPERATIONS	22,893	23,265	24,766
12080040	DEFERRED CHARGES	9,100	10,581	20,560
12080050	OTHER	249,137	280,108	153,551
20000000	TOTAL LIABILITIES	10,512,480	10,624,196	10,642,752
21000000	TOTAL CURRENT LIABILITIES	534,428	516,751	505,836
21010000	BANK LOANS	0	0	0
21020000	STOCK MARKET LOANS	0	0	0
21030000	OTHER LIABILITIES WITH COST	0	0	0
21040000	TRADE PAYABLES	52,384	62,106	84,820
21050000	TAXES PAYABLE	105,452	107,273	94,905
21050010	INCOME TAX PAYABLE	32,743	49,539	30,263
21050020	OTHER TAXES PAYABLE	72,709	57,734	64,642
21060000	OTHER CURRENT LIABILITIES	376,592	347,372	326,111
21060010	INTEREST PAYABLE	45	85	273
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
21060030	DEFERRED REVENUE	0	0	0
21060050	EMPLOYEE BENEFITS	0	0	0
21060060	PROVISIONS	281,224	241,082	195,647
21060061	CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0	0
21060070	DISCONTINUED OPERATIONS	0	0	0
21060080	OTHER	95,323	106,205	130,191
22000000	TOTAL NON-CURRENT LIABILITIES	9,978,052	10,107,445	10,136,916
22010000	BANK LOANS	0	0	0
22020000	STOCK MARKET LOANS	0	0	0
22030000	OTHER LIABILITIES WITH COST	9,970,809	10,100,806	10,130,245
22040000	DEFERRED TAX LIABILITIES	0	0	0
22050000	OTHER NON-CURRENT LIABILITIES	7,243	6,639	6,671
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
22050020	DEFERRED REVENUE	0	0	0
22050040	EMPLOYEE BENEFITS	6,350	5,667	4,165
22050050	PROVISIONS	805	805	556
22050051	NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0	0
22050060	DISCONTINUED OPERATIONS	0	0	0
22050070	OTHER	88	167	1,950
30000000	TOTAL EQUITY	3,674,137	3,466,419	2,810,761
30010000	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	3,670,166	3,462,621	2,615,053
30030000	CAPITAL STOCK	1,219,345	1,226,406	1,237,571
30040000	SHARES REPURCHASED	-46,458	-94,073	-65,937
30050000	PREMIUM ON ISSUANCE OF SHARES	1,251,033	1,304,430	667,297
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0
30070000	OTHER CONTRIBUTED CAPITAL	52,434	52,434	52,434
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	1,193,812	973,424	723,688
30080010	LEGAL RESERVE	0	0	0
30080020	OTHER RESERVES	0	0	0
30080030	RETAINED EARNINGS	973,424	31,360	723,688
30080040	NET INCOME FOR THE PERIOD	220,388	942,064	0
30080050	OTHERS	0	0	0
30090000	ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	0	0	0
30090010	GAIN ON REVALUATION OF PROPERTIES	0	0	0
30090020	ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	0	0	0
30090030	FOREING CURRENCY TRANSLATION	0	0	0
30090040	CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	0	0	0
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0
30090070	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0
30090080	OTHER COMPREHENSIVE INCOME	0	0	0
30020000	NON-CONTROLLING INTERESTS	3,971	3,798	195,708

MEXICAN STOCK EXCHANGE

QUARTER: 01 YEAR: 2012
STOCK EXCHANGE CODE: PINFRA
STATEMENT OF FINANCIAL POSITION
PROMOTORA Y OPERADORA DE	INFORMATIONAL DATA
INFRAESTRUCTURA, S.A.B. DE C.V.

AT 31 MARCH 2012, 31 DECEMBER 2011 AND 01 JANUARY 2011
	(Thousand Pesos)	CONSOLIDATED

Final Printing

		ENDING CURRENT	PREVIOUS YEAR END	HOME PREVIOUS YEAR
REF	CONCEPTS	Amount	Amount	Amount
91000010	SHORT-TERM FOREIGN CURRENCY LIABILITIES	3,532	9,595	8,458
91000020	LONG TERM FOREIGN CURRENCY LIABILITIES	0	0	0
91000030	CAPITAL STOCK (NOMINAL)	680,342	682,855	686,830
91000040	RESTATEMENT OF CAPITAL STOCK	539,003	543,551	550,741
91000050	PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	6,350	5,667	4,165
91000060	NUMBER OF EXECUTIVES (*)	27	28	29
91000070	NUMBER OF EMPLOYEES (*)	705	682	659
91000080	NUMBER OF WORKERS (*)	1,152	1,123	1,088
91000090	OUTSTANDING SHARES (*)	359,299,923	360,627,323	362,726,355
91000100	REPURCHASED SHARES (*)	21,678,314	21,458,800	19,496,200
91000110	RESTRICTED CASH (1)	1,579,310	1,816,959	1,874,308
91000120	GUARANTEED DEBT OF ASSOCIATED COMPANIES	256,900	254,421	243,242

(1) THIS CONCEPT MUST BE FILLED WHEN THERE ARE GUARANTEES OR RESTRICTIONS THAT AFECCT CASH AND CASH EQUIVALENTS

(*) DATA IN UNITS

MEXICAN STOCK EXCHANGE

QUARTER: 01 YEAR: 2012
STOCK EXCHANGE CODE: PINFRA
PROMOTORA Y OPERADORA DE	STATEMENTS OF COMPREHENSIVE INCOME
INFRAESTRUCTURA, S.A.B. DE C.V.
CONSOLIDATED
FOR THE THREE MONTHS ENDED 31 MARCH, 2012 AND 2011
(Thousand Pesos)
Final Printing

		CURRENT YEAR		PREVIOUS YEAR
REF	ACCOUNT / SUBACCOUNT	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40010000	REVENUE	1,051,245	1,051,245	1,050,685	1,050,685
40010010	SERVICES	878,652	878,652	823,957	823,957
40010020	SALE OF GOODS	0	0	0	0
40010030	INTERESTS	4,667	4,667	4,145	4,145
40010040	ROYALTIES	0	0	0	0
40010050	DIVIDENDS	0	0	0	0
40010060	LEASES	1,520	1,520	1,442	1,442
40010061	CONSTRUCTIONS	88,779	88,779	74,204	74,204
40010070	OTHER REVENUE	77,627	77,627	146,937	146,937
40020000	COST OF SALES	410,716	410,716	482,756	482,756
40021000	GROSS PROFIT	640,529	640,529	567,929	567,929
40030000	GENERAL EXPENSES	6,357	6,357	6,276	6,276
40040000	PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET	634,172	634,172	561,653	561,653
40050000	OTHER INCOME (EXPENSE), NET	-11,986	-11,986	-613	-613
40060000	OPERATING PROFIT (LOSS) (*)	622,186	622,186	561,040	561,040
40070000	FINANCE INCOME	157,455	157,455	43,954	43,954
40070010	INTEREST INCOME	43,990	43,990	31,320	31,320
40070020	GAIN ON FOREIGN EXCHANGE, NET	71,361	71,361	7,693	7,693
40070030	GAIN ON DERIVATIVES, NET	0	0	0	0
40070040	GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40070050	OTHER FINANCE INCOME	42,104	42,104	4,941	4,941
40080000	FINANCE COSTS	475,519	475,519	401,850	401,850
40080010	INTEREST EXPENSE	203,577	203,577	199,584	199,584
40080020	LOSS ON FOREIGN EXCHANGE, NET	259,278	259,278	160,958	160,958
40080030	LOSS ON DERIVATIVES, NET	0	0	0	0
40080050	LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40080060	OTHER FINANCE COSTS	12,664	12,664	41,308	41,308
40090000	FINANCE INCOME (COSTS), NET	-318,064	-318,064	-357,896	-357,896
40100000	SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	-4,677	-4,677	-3,255	-3,255
40110000	PROFIT (LOSS) BEFORE INCOME TAX	299,445	299,445	199,889	199,889
40120000	INCOME TAX EXPENSE	78,770	78,770	48,206	48,206
40120010	CURRENT TAX	83,236	83,236	76,380	76,380
40120020	DEFERRED TAX	-4,466	-4,466	-28,174	-28,174
40130000	PROFIT (LOSS) FROM CONTINUING OPERATIONS	220,675	220,675	151,683	151,683
40140000	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	-114	-114	-384	-384
40150000	NET PROFIT (LOSS)	220,561	220,561	151,299	151,299
40160000	PROFIT (LOSS), ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	173	173	2,527	2,527
40170000	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT	220,388	220,388	148,772	148,772

40180000	BASIC EARNINGS (LOSS) PER SHARE	0.61	0.61	0.41	0.41
40190000	DILUTED EARNINGS (LOSS) PER SHARE	0.00	0	0.00	0.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PINFRA		QUARTER: 01 YEAR 2012

PROMOTORA Y OPERADORA DE	STATEMENTS OF COMPREHENSIVE INCOME
INFRAESTRUCTURA, S.A.B. DE C.V.	OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)	CONSOLIDATED
FOR THE THREE MONTHS ENDED 31 MARCH, 2012 AND 2011
	(Thousand Pesos)	Final Printing

		CURRENT YEAR		PREVIOUS YEAR
REF	ACCOUNT / SUBACCOUNT	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40200000	NET PROFIT (LOSS)	220,561	220,561	151,299	151,299
	DISCLOSURES NOT BE RECLASSIFIED ON INCOME
40210000	PROPERTY REVALUATION GAINS	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	0	0	0	0
40220100	SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME
40230000	FOREING CURRENCY TRANSLATION	0	0	0	0
40240000	CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	0	0	0	0
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
40270000	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
40280000	OTHER COMPREHENSIVE INCOME	0	0	0	0
40290000	TOTAL OTHER COMPREHENSIVE INCOME	0	0	0	0

40300000	TOTAL COMPREHENSIVE INCOME	220,561	220,561	151,299	151,299
40320000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	173	173	2,527	2,527
40310000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	220,388	220,388	148,772	148,772

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PINFRA		QUARTER: 01 YEAR 2012

PROMOTORA Y OPERADORA DE	STATEMENTS OF COMPREHENSIVE INCOME
INFRAESTRUCTURA, S.A.B. DE C.V.	INFORMATIONAL DATA	CONSOLIDATED

FOR THE THREE MONTHS ENDED 31 MARCH, 2012 AND 2011
	(Thousand Pesos)	Final Printing

		CURRENT YEAR		PREVIOUS YEAR
REF	ACCOUNT / SUBACCOUNT	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	70,189	78,189	125,227	125,227
92000020	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PINFRA		QUARTER: 01 YEAR 2012

PROMOTORA Y OPERADORA DE	STATEMENTS OF COMPREHENSIVE INCOME
INFRAESTRUCTURA, S.A.B. DE C.V.	INFORMATIONAL DATA (12 MONTHS)	CONSOLIDATED

FOR THE THREE MONTHS ENDED 31 MARCH, 2012 AND 2011
	(Thousand Pesos)	Final Printing

		YEAR
REF	ACCOUNT / SUBACCOUNT	CURRENT	PREVIOUS
92000030	REVENUE NET (**)	4,143,604	0
92000040	OPERATING PROFIT (LOSS) (**)	2,518,371	0
92000050	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT(**)	1,013,680	0
92000060	NET PROFIT (LOSS) (**)	1,011,344	0
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	70,189	0

(*)         TO BE DEFINED BY EACH COMPANY

(**)  INFORMATION LAST 12 MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PINFRA		QUARTER: 01 YEAR: 2012
STATEMENT OF CASH FLOWS
PROMOTORA Y OPERADORA DE
INFRAESTRUCTURA, S.A.B. DE C.V.

TO MARCH 31 OF 2012 AND 2011
	(Thousand Pesos)	CONSOLIDATED

Final Printing

		CURREENT YEAR	PREVIOUS YEAR
REF	ACCOUNT/SUBACCOUNT	Amount	Amount
OPERATING ACTIVITIES
50010000	PROFIT (LOSS) BEFORE INCOME TAX	299,445	199,889
50020000	+(-) ITEMS NOT REQUIRING CASH	0	0
50020010	+ ESTIMATE FOR THE PERIOD	0	0
50020020	+ PROVISION FOR THE PERIOD	0	0
50020030	+(-) OTHER UNREALISED ITEMS	0	0
50030000	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	74,866	128,483
50030010	DEPRECIATION AND AMORTISATION FOR THE PERIOD	70,189	125,227
50030020	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
50030030	+(-) LOSS (REVERSAL) IMPAIRMENT	0	0
50030040	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	4,677	3,256
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST RECEIVED	0	0
50030070	(-) EXCHANGE FLUCTUATION	0	0
50030080	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
50040000	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	395,446	483,158
50040010	(+) ACCRUED INTEREST	181,331	199,584
50040020	(+) EXCHANGE FLUCTUATION	168,269	316,232
50040030	(+) DERIVATIVE TRANSACTIONS	0	0
50040040	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	45,846	-32,658
50050000	CASH FLOWS BEFORE INCOME TAX	769,757	811,530
50060000	CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	278,696	-168,897
50060010	+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	0	0
50060020	+(-) DECREASE (INCREASE) IN INVENTORIES	-382	5,246
50060030	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	364,465	-100,529
50060040	+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	-9,723	253,179
50060050	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	6,980	5,969
50060060	+(-) INCOME TAXES PAID OR RETURNED	-82,644	-332,762
50070000	NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	1,048,453	642,633
INVESTING ACTIVITIES
50080000	NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	-586,978	-282,720
50080010	(-) PERMANENT INVESTMENTS	0	0
50080020	+ DISPOSITION OF PERMANENT INVESTMENTS	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-4,991	-32,454
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	3,714	1,964
50080050	(-) TEMPORARY INVESTMENTS	-213,066	-205,017
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	0	0
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	-143,496	-50,088
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) ACQUISITIONS OF VENTURES	-248,385	0
50080100	+ DISPOSITIONS OF VENTURES	0	0
50080110	+ DIVIDEND RECEIVED	0	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
50080140	-(+) OTHER INFLOWS (OUTFLOWS) OF CASH	19,246	2,875
FINANCING ACTIVITIES
50090000	NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	-525,112	-387,482
50090010	+ BANK FINANCING	-258,792	-152,641
50090020	+ STOCK MARKET FINANCING	0	0
50090030	+ OTHER FINANCING	943	-1,950
50090040	(-) BANK FINANCING AMORTISATION	0	0
50090050	(-) STOCK MARKET FINANCING AMORTISATION	0	0
50090060	(-) OTHER FINANCING AMORTISATION	0	0
50090070	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
50090080	(-) DIVIDENDS PAID	0	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	0	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	-220,805	-232,891
50090120	(-) REPURCHASE OF SHARES	-46,458	0
50090130	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
50100000	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-63,637	-27,569
50110000	EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	40,899	58,258
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	73,522	39,782
50130000	CASH AND CASH EQUIVALENTS AT END OF PERIOD	50,784	70,471

MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: PINFRA		QUARTER: 01 YEAR: 2012
PROMOTORA Y OPERADORA DE
INFRAESTRUCTURA, S.A.B. DE C.V.	STATEMENT OF CHANGES IN EQUITY
CONSOLIDATED
(THOUSAND PESOS)
Final Printing

						RETAINED EARNINGS (ACCUMULATED LOSSES)
CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTE TO OWNERS OF PARENT	NON- CONTROLLING INTERESTS	TOTAL EQUITY
BALANCE AT JANUARY 1, 2011	1,237,571	-65,937	667,297	0	52,434	0	723,688	0	2,615,053	195,708	2,810,761
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	0	0	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	-4,521	-33,037	0	0	0	0	0	0	-37,558	0	-37,558
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	-19,891	0	0	0	0	0	-19,891	0	-19,891
COMPREHENSIVE INCOME	0	0	0	0	0	0	148,772	0	148,772	2,527	151,299
BALANCE AT MARCH 31, 2011	1,233,050	-98,974	647,406	0	52,434	0	872,460	0	2,706,376	198,235	2,904,611
BALANCE AT JANUARY 1, 2012	1,226,406	-94,073	1,304,430	0	52,434	0	973,424	0	3,462,621	3,798	3,466,419
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	0	0	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	-7,061	47,615	0	0	0	0	0	0	40,554	0	40,554
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	-53,397	0	0	0	0	0	-53,397	0	-53,397
COMPREHENSIVE INCOME	0	0	0	0	0	0	220,388	0	220,388	173	220,561
BALANCE AT MARCH 31, 2012	1,219,345	-46,458	1,251,033	0	52,434	0	1,193,812	0	3,670,166	3,971	3,674,137

Promotora y Operadora de Infraestructura, S.A.B. de C.V., announces its non-audited financial results for the first quarter of 2012.

PINFRA continues situating itself as growth company though the promotion, development and operation in the infrastructure sector with a solid, effective, profitable and selective business strategy which has been demonstrated by our free cash flow generation.

May 2, 2012.

Promotora y Operadora de Infraestructura, S.A.B. de C.V. (BMV) a company dedicated to the promotion, development, construction, financing and operation of infrastructure projects in Mexico, today announces its non-audited results for the first quarter 2012 concluded on March 31, 2012.

Regarding this document, unless indicated otherwise, variations refer to changes between the first quarter of 2012 and the same period of 2011.

Summary (Millions of Pesos)	1Q 2011	1Q 2012	% Var
Net Revenues	1,050.7	1,051.2	0.1%
EBITDA	684.6	692.3	1.1%
EBITDA Margin	65.2%	65.9%
Operating Gain (Loss)	561.0	622.3	10.9%
Operating Gain	53.4%	59.2%
Net Income (Loss)	148.8	220.5	48.2%
Net Margin	14.2%	21.0%
Earnings (Loss) per Share	0.41	0.61	49.2%

First Quarter 2012

•                  Key Financial Figures

•                  Sales of 1,051.2 million pesos, 0.1% higher than the same quarter of the previous year.

•                  Concessions, the main activity of the company which represents 83.6% of sales increased its revenues year-over-year by 6.6% by selling 878.7 million pesos.

•                  Operating profit of 622.3 million pesos, 10.9% higher than the first quarter of 2011.

•                  EBITDA for the quarter reached 629.3 million pesos, a 2.7% increase over the same period of 2011.

•                  Net Earnings were 220.5 million pesos, an increase of 48.2% versus the first quarter of 2011.

•                  Earnings per share had a year-over-year increase of 49.2% from the first quarter earning 0.61 pesos per share.

•                  All of the coupons regarding the securitizations were paid on time and according to schedule for the Tenango — Ixtapan de la Sal, Atlixco — Jantetelco y México — Toluca projects. Additionally, the company pre-paid 26.2 million pesos from the Atlixco — Jantetelco emission and $124.3 million pesos from the Mexico — Toluca emission.

•                  During the quarter the company bought back 219,514 shares at an average price of $58.04.

•                  The cash generated by the company increased by 44.7 million pesos as the result of investments, pre-payments and development of new projects. Regarding cash flow generated by operations it amounted to 318.9 million pesos.

•                  Key Operating Figures

•                  On March 30, we signed the concession title for the Paquete Michoacán, which Pinfra owns 25.2%. This package comprises approximately 362 kilometers in operation and 140 kilometers of new and upgraded roads. These include the Libramiento de Morelia and Uruapan, as well as the Pátzcuaro — Uruapan and Uruapan — Lázaro Cardenas Toll Roads. The approximate investment taking into account the initial fee paid of 752.1 million pesos will be 11,000 million pesos.

•                  Grupo Corporativo Interestatal sold 75,797 tons of hot-mix asphalt, 46.7% less than the same quarter of the previous year. This was due to the conclusion of the integral pavement works done on the Super Vía and the Second Floor of the Periférico. For the quarter it had an EBITDA of 28.9 million pesos, 50.6% less than the same quarter of the previous year.

•                  Infraestructura Portuaria Mexicana increased its serviced cargo by 9.1% in containers, 6,033.3% in chasis, 203.5% in general cargo and 29.3% in steel. This was reflected in an increased EBITDA of 33.1% versus the same period of 2011 amounting to 50.5 million pesos.

•                  Average daily traffic in the toll roads operated by the company amounted to 144,209 vehicles, 1.3% more than the same quarter of 2011 while revenues amounted to 740.7 million pesos a year-over-year increase of 4.0%.

•                  We continued advancing in buying the right of way for the Tlaxcala — Puebla and Peñón — Pirámides toll roads investing 15.9 and 25.8 million pesos respectively.

•                  The construction of the Reforma — Constituyentes road distribuitor in Mexico City continued on schedule as it had an estimated advance of 42%.

Consolidated Results

Million Pesos)	1Q 2011	1Q 2012	% Var
Net Revenues	1,050.7	1,051.2	0.1%
Costs of Goods Sold	482.8	410.7	-14.9%
Operating Expenses	6.3	6.4	1.3%
Operating Income (Loss)	561.0	622.3	10.9%
Other (Income) Loss, Net	561.0	622.3	10.9%
Integral Cost of Financing	357.9	318.1	-11.1%
Results of Non-Controlling Companies	3.3	4.7	43.7%
Provisions for Taxes	48.2	78.8	63.4%
Earnings (Loss) Net	148.8	220.5	48.2%

First Quarter 2012

Net Revenues varied according to the increase in concessions and construction while there was a decrease in material for construction. During the quarter these amounted to $1,051.3 million pesos which was 0.1% higher than the same period of the previous year.

Costs of Goods Sold For the first quarter Pinfra spent in its operations $410.7 million pesos, which were 14.9% less than the same period of the previous year.

Administrative Expenses amounted to $6.4 million pesos, which in percentage terms increased by 1.3% versus the same period of the previous year.

Operating Income was $622.3 million pesos, an increase of 10.9%, the margin increased from 53.5% in the same period of 2011 to 60.3% of total revenues this quarter.

Integral Financing Cost decreased to $318.1 million pesos, or 30.3% of total revenues, a decrease of 11.1% compared with the integral financing cost for the same quarter of 2011 when it amounted to $357.9 million pesos, which represented 34.1% of total revenues in that period. This was due to the slide in the UDI in the first quarter of 2012 as inflation was 1.46% versus 1.38% in the same period of the prior year.

Net Earnings they amounted to $220.5 million pesos, higher by $71.7 million pesos or 48.2% due to a higher net margin of 2 1.0% versus a 14.2% margin in the same quarter of the previous year.

Earnings per Share for the quarter the company earned $0.61 pesos per share, a year-over-year increase of 49.2%.

EBITDA

(Millions of Pesos)	1Q 2011	1Q 2012	% Var
Net Earnings (Loss)	148.8	220.5	48.2%
Plus: Minority Interests, Asociated Results	2.5	0.2	-93.2%
Provisions for Taxes and Others	48.2	78.8	63.4%
Other (Income) Expenses, Net	561.0	622.3	10.9%
Plus: Integral Cost of Financing	357.9	318.1	-11.1%
Plus: Depreciation and Amortization	337.4	389.9	15.6%
EBITDA	684.6	692.3	1.1%

EBITDA was $692.3 million pesos, an increase of 1.1%. The EBITDA margin for the first quarter of 2012 was 65.9% compared to 65.2% for the first quarter of the previous year due to higher revenues in concessions which have a higher margin than the rest of the business sectors of the company.

General Considerations for the Quarter

Pinfra had revenues of $1,051.3 million pesos, higher by 0.1% compared to the first quarter of 2011. This was due to higher concession revenues offset by lower sales in the materials for sale sector. Regarding costs, the company spent $410.7 million pesos, 14.9% less than the same quarter of the previous year thus having a gross profit of $640.5 million pesos with a 60.9% margin compared to a 54.1% margin in the same quarter of the previous year and an increase in gross profit of 12.8% versus the first quarter of 2011.

Administrative expenses amounted $6.4 million pesos, higher by 1.3% versus the same quarter of the previous year and the same percentage of revenues in this quarter as in the first quarter of 2011 representing 0.6% of revenues. Operating Income increased by 12.9% versus the same period of the previous year gaining $634.2 million pesos.

EBITDA increased by 1.1% compared with the first quarter of 2011 amounting to $692.3 million pesos with an EBITDA margin of 65.9% versus 65.2% in the same period of the previous year.

The integral cost of financing for the first quarter of 2012 was $318.1 million pesos, lower than the $357.9 million pesos in the first quarter of 2011. This was due as explained before due to the inflation that directly affects the UDIS as the passed from 1.38% in the first quarter of 2011 to 1.46% in this quarter.

For the quarter net earnings were $220.5 million pesos, 48.2% higher than the same period of 2011. Earnings per share of Pinfra for the quarter were 0.61 pesos a year-over-year increase of 49.2%.

Summary of Results by Segment

(Millions of Pesos)	1Q 2011	1Q 2012	% Var
Concessions
Net Revenues	$824.0	$878.7	6.6%
Operating Profit (Loss)	$499.4	$575.2	15.2%
EBITDA	$613.3	$639.3	4.2%
Operating Margin	60.6%	65.5%
EBITDA Margin	74.4%	72.8%
Materiales for Construction
Net Revenues	$148.4	$79.1	-46.7%
Operating Profit (Loss)	$46.0	$25.8	-44.0%
EBITDA	$56.2	$31.9	-43.2%
Operating Margin	31.0%	32.6%
EBITDA Margin	37.9%	40.3%
Construction
Net Revenues	$78.3	$93.4	19.3%
Operating Profit (Loss)	$15.6	$21.2	35.7%
EBITDA	$16.8	$21.2	26.4%
Operating Margin	19.9%	22.6%
EBITDA Margin	21.4%	22.7%
Consolidated
Net Revenues	$1,050.7	$1,051.2	0.1%
Operating Profit (Loss)	$561.0	$622.2	10.9%
EBITDA	$686.3	$692.4	0.9%
Operating Margin	53.4%	59.2%
EBITDA Margin	65.3%	65.9%

Concessions Segment

On March 30, 2012, the company took possession of the FARAC Michoacán in conjunction with a consortium of companies in which it has a 25.2% ownership. This project has approximately 362 kilometers under operation and 140 kilometers of new toll roads. These 4 toll roads will have an estimated investment of $11,000 million pesos and the duration of the concession will be 30 years.

For the quarter revenues increased 6.6% versus the same quarter of the previous year, receiving $878.7 million pesos. Income without VAT for the first quarter were $304.3 million in the México — Toluca, $95.5 million in the Ecatepec — Pirámides, $95.8 million in the Armería — Manzanillo, $81.7 million in the Peñón — Texcoco, $34.7 million in the Tenango — Ixtapan de la Sal, $37.9 million in the Atlixco — Jantetelco, $30.8 million in the Santa Ana — Altar, $3.8 million in the San Luis Río Colorado, $31.2 million in the San Martín Texmelucan, $8.2 million in the Lengua de Vaca toll roads and $128.2 million in the Altamira Port. The EBITDA for the quarter was $639.3 million pesos 4.2% higher than in the same quarter of 2011.

The TPDA increased by 1.3% with respect to the same period of 2011 amounting to 144,209 vehicles. This increase in traffic was due to a 7.0% higher traffic in the San Luis Río Colorado — Estación Doctor, 3.7% in the Morelia — Aeropuerto, 2.9% in the Ecatepec — Pirámides, 2.5% in the Armería — Manzanillo, 1.2% in the Peñón — Texcoco, 1.2% in the México - Toluca, meanwhile there was a decrease of 0.4% in the Atlixco — Jantetelco, 1.6% in the Tenango — Ixtapan de la Sal, 1.7% in the Santa Ana — Altar, 2.5% in the San Martín Texmelucan — Tlaxcala and 3.6% in the Zitácuaro — Lengua de Vaca.

Opervite, the toll road operating company of Pinfra, had revenues of $102.7 million pesos from the operation of roads and bridges, an increase of 5.4% over the same quarter of 2011. Cost for the quarter were $43.9 million pesos, 3.0% less than the same quarter of the previous year and thus EBITDA for the first quarter of 2012 was $55.3 million pesos an increase of 12.7% over the same quarter of 2011.

Infraestructura Portuaria Mexicana had revenues of $105.9 million pesos, 17.2% higher than the same quarter of 2011. Costs and expenses were $83.2 million pesos, 3.1% higher than the first quarter of 2011, this increase in costs are lower than the increase in revenues. IPM’s EBITDA for the quarter was $50.5 million pesos, 33.1% higher than the same quarter of the previous year.

Materials for Construction Segment

This sector is formed by Grupo Corporativo Interestal, Mexicana de Cales and Tribasa Construcciones.  Since most of its clients now need that we do not only supply the hot-asphalt mix but also perform the pavement works, the sector usually works with the construction for engineering sector to perform integral pavement projects.  It is worth mentioning that these projects have been very profitable for the company and have increased the sale of aggregates, hot mix asphalt and help reduce collection time by using our normal clients as subcontractor for these projects.

Revenues for the sector were $79.1 million pesos, lower by 46.7% than the same period of 2011.  Costs were $56.1 million pesos, 44.7% less than the first quarter of the previous year.  This brought a gross profit of $25.8 million pesos, 44.0% less than the same quarter of the prior year.  EBITDA for the sector was $31.9 million pesos, 50.6% less than the same period of the previous year.

Grupo Corporativo Interestatal produced 75,797 hot mix asphalt tons in the quarter versus 142,216 tons in the same quarter of 2011, representing a decrease of 46.7%.  Revenues for quarter were $92.0 million pesos, 35.5% less than the same quarter of the previous year, costs and expenses decreased according to sales by 24.1% spending $68.7 million pesos.  The EBITDA for GCI was $28.9, 50.6% less than in the same quarter of 2011.

Construction Segment

Revenues for the construction segment increased 19.3% versus the same quarter of 2011 amounting to $93.4 million pesos.  Costs for the sector were 44.7% less than the same quarter of the previous year spending $56.1 million pesos thus having a gross profit in the sector of $37.4 million pesos, an increase of $60.4 million pesos versus the same quarter of the previous year.  The EBITDA for the sector was $21.2 million pesos, 26.4% higher than the first quarter of the previous year.

Subsequent Events

•                  On April 16, 2012 the company began construction of the Tlaxcala — Puebla Toll Road which is estimated to be concluded in the second quarter of 2013.

Clarifying Notes

Company Policy: It is the management’s vision to sustain a low cost strategy and maintain itself alert of the economic surroundings and Outlook in order to be able to take the necessary measures towards future events.  It is worth mentioning that the policy of creating value for the company, as we have mentioned in the past looks at a clear yield through the following strategies:

•                  The debt the company may incur must always be Project debt obtained through securitizations which is the only source of payment it.  The funds will only be the future toll revenues of the project.

•                  The company does not have any corporate debt or issues cross guarantees in the group.

•                  All of the securitizations are in balance and we do not have any operations out of the balance sheet of the company.

A fluctuation in exchange rate will not have effect on the company’s results as revenues from toll roads, as well as its debt are denominated in UDIS.

Non Audited Financial Statements: The amounts in this letter have not be audited for the year 2012.

Previous period: Unless stated previous period means the comparison of the financial and operating numbers versus the same quarter of the previous year.

Method of Expressing amounts: Unless noted differently all of the amounts in this release are in Mexican Pesos.

Promotora y Operadora de Infraestructura, S. A. B. de C. V. and Subsidiaries

Notes to Consolidated Financial Statements
For the period ended March 31, 2011
(In thousands of Mexican pesos)

1.                                      Nature of business

Promotora y Operadora de Infraestructura, S. A. B. de C. V. and subsidiaries (the Company) is engaged in the use and operation of concessions, related to highways, ports and other types of concessions. The Company also obtains revenues from the sale of asphalt mix and aggregates (crushed basalt) mainly used for asphalt layers, and the construction of engineering works projects.

The Company is constituted on Mexico City and its address is on Bosques de Cidros 173, Col. Bosques de las Lomas, 05120 México D.F.

2.                                      Significant events

The relevant events that occurred in this period are as follow:

a.                                       Adoption of International Financing Reporting Standards.

The Company administration decided to adopt the International Financial Reporting Standards (IFRS) and its adaptations and interpretations issued by the International Accounting Standards Boards (IASB) from December 31, 2012.

b.                                      Acquisition of a new highway concession

On November 11, 2010, through document number 1-688, the Secretary of Communications and Transportation (SCT) authorized Autopistas Concesionadas del Altiplano, S. A. de C.V. (AUCAL) to assign the San Martín Texmelucan — Tlaxcala - El Molinito (the “San Martín Texmelucan Highway”) concession, with all its inherent rights and obligations, to Promotora de Autopistas del Pacífico, S. A. de C. V. (PAPSA) (a subsidiary of the Company).

Accordingly, AUCAL unconditionally and irrevocably assigned all the rights and obligations of this concession to PAPSA, together with the legal rights derived from the lawsuit filed against the SCT and State Government of Tlaxcala, which was initiated by AUCAL due to problems arising from its use and operation of this highway concession. The claims made by AUCAL within the lawsuit include lower earnings from guaranteed appraisal percentages than those originally estimated in the concession contract, as well as the existence of numerous irregular access roads and turnaround points that result in a high level of toll evasion from users of the highway.

PAPSA assumes the following with respect to this highway concession: i) ownership of the concession granted to operate the San Martín Texmelucan - Tlaxcala - El Molinito highway section; ii) the position of “concession holder” as defined within the terms of the concession contract; iii) ownership of the legal rights derived from the aforementioned lawsuit, and iv) the position of “plaintiff” with regards to the aforementioned lawsuit.

In return, PAPSA made a single payment to AUCAL of $1,000,000 plus value-added tax upon execution of the assignment contract. Of this amount, PAPSA determined that $350,000 was attributable to the value of the highway concession, and thus recognized the amount within the “investment in concessions” heading. The remaining $650,000 was determined to be attributable to the value of legal rights derived from the lawsuit, based on a valuation using discounted cash flows calculated by using acknowledged market techniques.

As of the date of these consolidated financial statements, PAPSA has incurred third-party fees of $88,000 with respect to the lawsuit.

In final settlement of the lawsuit, the Company negotiated a payment in-kind with the SCT through the extension of other concessions as follows:

company	Concession	Period extension	Assigned amount	Approval date
PAPSA	Armería-Manzanillo	Extension of term by an additional 30 years, for an expiration date of November 8, 2050	$400,000	February 25, 2011

PAPSA	Ecatepec-Pirámides	Extension of term by an additional 30 years, for an expiration date of January 21, 2051	250,000	February 25, 2011
			$650,000

These amounts were capitalized within the related investment in concession asset, together with the related legal fees incurred.

c.                                       Prepayment of the assigned long - term collection rights (securitization) of PAPSA and Concesionaria Ecatepec - Pirámides, S. A. de C. V. (CEPSA)

On May 18, 2010, PAPSA and CEPSA prepaid certain of their debt represented by securitization certificates, as follows:

Company	Concession	Maturity	Outstanding balance	Contractual penalty	Interest	Coupon amortization	Total paid

PAPSA	Armeria-Manzanillo	2015	$155,496	$2,750	$4,144	$166,506	$173,400

CEPSA	Ecatepec-Pirámides	2015	383,109	6,774	10,210	410,237	427,221

			$538,605	$9,524	$14,354	$576,743	$600,621

d.                                      Reduction of common stock

During the years ended December 31, 2011, 2010 and 2009, nominal common stock was reduced by $3,973, $19,297 and $8,694, respectively, through redemption of 2,099,032, 10,190,000 and 4,591,300 of the Company’s shares, respectively. These shares were previously repurchased, which the Company had held for over a year without having been offered again to public investors. The spread between the reacquisition value of the shares and their par value, of $54,774, $141,765 and $77,313, respectively, was charged against the reserve for share acquisition, which is maintained for the repurchase and retirement of shares.

e.                                       Current status of Mexicana de Gestión de Agua, S. A. de C. V. (MGA) concession

A contract, dated December 4, 1996, was executed between MGA, a subsidiary of the Company, and the Board of Directors of the Municipal Operating Agency for Potable Water, Drains and Sanitation of Navojoa, Sonora (the “Municipality”), whereby MGA was to provide operation, preservation and maintenance services related to drinking water as well as the sewage system and the sanitation system of Navojoa Sonora.

During September 2005, the Municipality filed an administrative legal proceeding to rescind the aforementioned services contract upon claims of noncompliance. The outcome of the proceeding also required the immediate delivery of the physical and financial administration of the potable water public system to the Municipality, including the physical possession of all assets used to render the services and any accounting, monetary or other rights that form part of the administration of the potable water system.

MGA filed protection (seeking court relief on constitutional grounds) against the ruling issued, which ultimately granted relief to MGA and requires the Municipality to provide immediate delivery of the water service operation. After various legal proceedings, the Municipality has returned wells, operating equipment and certain real estate subject of the original contract, but has not turned over the entire operation. MGA has filed a complaint appeal, which is currently under review. At the date of these consolidated financial statements, the municipality of Navojoa, Sonora and the Company are in the process of negotiating the value of the assets to be returned.

f.                                         Termination of concession contract Atlacomulco — Palmillas

In 2008, the Company was awarded the Atlacomulco — Palmillas concession and subsequently created Concesionaria Atlacomulco - Palmillas, S. A. de C. V., (CAPSA) (a subsidiary of the Company). However, that year the SCT published a National Public Bidding process in the Federal Official Gazette to extend four lanes on a stretch of federal highway No. 55 from km 68 +600 to km 82 +500, which substantially modified traffic conditions, thereby competing with the federal highway granted to the Company. As a result, the Company considered the project unfeasible and requested cancellation of the concession from the corresponding governmental authority suspended further work related to this concession.

For this reason, the State of Mexico has terminated the concession of Atlacomulco - Palmillas highway in advance and without liability to either party. This subsequently permits the Company to terminate its obligation the Administration Trust and Source of Payment No. 837 of Banco Invex, S. A.; the Company has also received a settlement of $8,397 relating to costs incurred in the investment of the concession.

g.                                      Capital reduction and disposal of shares in subsidiary

At a Stockholders´ General Meeting held on July 1, 2011, the Company, through its subsidiary Pinfra Sector Construcción, S. A. de C. V. reduced capital stock of CAPSA by $396,500. After this reduction, the remaining balance of shares of 25,500, which did the Company own at that time, were sold on July 29, 2011, under a share purchase agreement, for $25. The sale price was equal to the carrying value of the remaining shares, for which reason there was no resulting gain or loss on the sale.

Noncontrolling interest was reduced by $192,324 in the accompanying consolidated statement of changes in stockholders’ equity.

h.                                      Merger of subsidiaries

At a Stockholders’ Extraordinary General Meeting held on May 31, 2010, the stockholders approved the merger of CEPSA with PAPSA, whereby the latter remained as the absorbing company and subsequently assumed all the rights and obligations of the former as of June 1, 2010.

At a Stockholders’ Extraordinary General Meeting held on August 31, 2010, the stockholders approved the merger of Tribasa Sector Inmobiliario, S. A. de C. V. (TSI) with Tribade, S. A. de C. V., Concesionaria del Quinto Sol, S. A. de C. V. and Comercializadora Portuaria IPM, S. A. de C. V., whereby TSI remained as the absorbing company and assumed all the rights and obligations of the absorbed entities as of September 1, 2010.

i.                                          Creation of new trusts

As a result of the early liquidation of the securitization certificates of and CEPSA on May 18, 2010, which operated the Ecatepec — Pirámides highway, coupled with the subsequent merger of CEPSA in PAPSA, Trust 10237, which was created on May 29, 2003 to collect tolls from the operation of these highways, was extinguished.

On April 1, 2011, a new trust agreement CIB/178 and CIB/179 were executed between PAPSA and CI Banco, S. A., Institución de Banca Múltiple, in order to manage resources from tolls of the Ecatepec-Pirámides and Armeria-Manzanillo highways.

j.                                          New concessions awarded

On December 16, 2011, the Company, together with a consortium of investors, won a bid for the construction and operation, during 30 years, of the Morelia and Uruapan beltways and the Pátzcuaro-Uruapan-Lázaro Cardenas highway. The Company holds 25.2% of this investment.

3.                                      Basis of presentation

a.                                       Compliance statement

The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) No. 34 “Interim Financial Information” and are subject to International Financial Reporting Standard (IFRS) No. 1 “Initial Adoption of International Financial Reporting Standards”, because they form part of the period covered by the first financial statements under IFRS as of December 31, 2012.

An explanation of the transition effects to IFRS in the Company’s financial position, financial performance and cash flows is provided in Note

These condensed interim consolidated financial statements have been prepared in accordance with the standards and interpretations issued and in effect or issued and adopted in advance, at the date of preparation of these financial statements. These standards and interpretations that will be applicable as of December 31, 2012, including those applicable optionally, are not known with certainty at the date of preparation of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements do not include all the information required in a complete annual financial statement; therefore, they should be read in conjunction with the Company’s audited consolidated financial statements and their respective notes as of December 31, 2011. The disclosures included in the financial statements include all those, which the Company’s management believes, are necessary to understand the transition to IFRS, which is described further below, focusing for such purpose on the annual comparative period. The results of the intermediate periods are not necessarily indicative of the results for the complete year.

b.                                      Historical cost

The condensed consolidated interim financial statements have been prepared on an historical cost basis except for certain financial instruments which are valued at fair value. Generally, the historical cost is based on the fair value of the consideration delivered for assets.

c.                                       Consolidation of financial statements

The consolidated financial statements include the financial statements of Promotora y Operadora de Infraestructura, S. A. B. de C. V. (Promotora) and those of its subsidiaries win which it exercises control.

Control is achieved where the Company has the power to govern the financial and operating policies of an entity to obtain benefits from its activities. Special purpose entities are consolidated when the substance of the agreement between the parties indicates that they have control over them, considering, among other indicators of government (i.e. the activities of the special purpose entity and powers of decision) and benefits (i.e. benefits and risks).

Promotora’s shareholding percentage in the capital stock of its subsidiaries is shown below:

	Ownership percentage
	2011	2010	Activity
Construction sector:
Pinfra Sector Construcción, S. A. de C. V. (2)	100%	100%	Holding company
Experconstructores Zacatecana, S. A. de C. V.	100%	100%	Holding company
Adepay, S. A. de C. V.	100%	100%	Holding company
Equivent, S. A. de C. V.	100%	100%	General construction

Materials sector:
Tribasa Sector Materiales e Insumos de la Construccion, S. A. de C. V. (1)	100%	100%	Holding company
Grupo Corporativo Interestatal, S. A. de C. V.	100%	100%	Production of asphalt mix
Tribasa Construcciones, S. A. de C. V.	100%	100%	General construction

Concessionaires sector:
Grupo Concesionario de Mexico, S. A. de C. V.	100%	100%	Holding company
Promotora y Administradora de Carreteras, S. A. de C. V.	100%	100%	Construction, operation and conservation of highways
Promotora de Autopistas del Pacifico, S. A. de C. V.	100%	100%	Construction, operation and conservation of highways
Concesionaria Pac, S. A. de C. V.	100%	100%	Construction, operation and conservation of highways
Autopista Tenango-Ixtapan de la Sal, S. A. de C. V.	100%	100%	Construction, operation and conservation of highways
Concesionaria Monarca, S. A. de C. V.	100%	100%	Construction, operation and conservation of highways
Concesionaria Zonalta, S. A. de C. V.	100%	100%	Construction, operation and conservation of highways
Infraestructura Portuaria Mexicana, S. A. de C. V.	100%	100%	Ports operator

Real property sector:
Tribasa Sector Inmobiliario, S. A. de C. V.	100%	100%	Holding company and leasing property

(1)                      As of December 31, 2011, 2010 and 2009, Tribasa Sector Materiales e Insumos de la Construcción, S. A. de C. V. owns 77.75% of the common stock of Mexicana de Cales, S. A. de C. V.

(2)                      As of December 31, 2010 and 2009, Pinfra Sector Construcción, S. A. de C. V. was the owner of 51% of Concesionaria Atlacomulco Palmillas, S. A. de C. V.

Significant intercompany balances and transactions have been eliminated in these consolidated financial statements.

Investment in associated companies is accounted for using the equity method. The Company’s foreign subsidiaries comprise its investments in concessions in Chile and Ecuador, which are in the process of liquidation and are presented as discontinued operations

d.                                      Translation of financial statements of foreign subsidiaries - To consolidate financial statements of foreign subsidiaries, the accounting policies of the foreign entity are converted to MFRS using the currency in which transactions are recorded. The financial statements are subsequently translated to Mexican pesos using the following exchange rates:

1) the closing exchange rate in effect at the balance sheet date for assets and liabilities;

2) historical exchange rates for stockholders’ equity; and

3) the rate on the date of accrual of revenues, cost and expenses. In 2011 and 2010, the effects of conversion to reporting currency were not considered significant and therefore were recognized within results of the year.

e.                                       Classification of costs and expenses - Costs and expenses presented in the consolidated statements of income were classified according to their function and nature because this is the practice of the sector to which the Company belongs.

4.                                      Summary of significant accounting policies

The IFRS requires that the Company administration realize some estimation and use some specific assumptions to valuate some parts of the financial statements and to make disclosures that are need. The estimations are based in available information and in a better knowledge and judgment of the administration according with the experience and with the current events; however, the real results could vary of such estimations. The Company have implemented new control procedures for ensure that its accounting policies are applicable in a appropriate and timely way. Even if the real results could vary in such estimations, the Company administration considers that the estimations and assumptions were correctly used under those circumstances. The principal accouinting policies followed by the Company for the preparation of the condensed consolidated interim financial statements are the following:

a.                                       Recognition of the effects of inflation - Inflation is recognized only when cumulative inflation rate for the past three fiscal years approaches or exceeds 100%, for example in hyperinflationary economies. Mexican economy was no longer considered hyperinflationary since 1999.

b.                                      Cash and cash equivalents - Cash and cash equivalents consist mainly of bank deposits in checking accounts and short-term investments, highly liquid and easily convertible into cash, which are subject to insignificant value change risks. Cash is stated at nominal value and cash equivalents are valued at fair value; any fluctuations in value are recognized in comprehensive financing cost of the period. Cash equivalents are represented mainly by investments in investment funds, capital markets and money market funds.

c.                                       Investments in securities - According to its intent, from the date of acquisition, the Company classifies investments in debt and equity securities in one of the following categories: (1) trading, when the Company intends to trade debt and equity instruments in the short-term, prior to maturity, if any, which are stated at fair value. Any value fluctuations are recognized within current earnings; (2) held-to-maturity, when the Company intends to, and is financially capable of, holding such investments until maturity. These investments are recognized and maintained at amortized cost; and (3) available-for sale. These investments include those that are classified as neither trading nor held-to-maturity. These investments are stated at fair value; any unrealized gains or losses, net of income taxes and statutory employee profit sharing, are recorded as a component of comprehensive income within stockholders’ equity, and reclassified to current earnings upon their sale. Fair value is determined using prices quoted on recognized markets. If such securities are not traded, fair value is determined by applying technical valuation models recognized in the financial sector.

Investments in securities classified as held-to-maturity and available-for-sale are subject to impairment tests. If there is evidence that the reduction in fair value is other than temporary, impairment is recognized in current earnings.

d.                                      Financial assets

The financial assets are valued initially at fair value, plus transaction costs, except for those financial assets classified as fair value with changes which affect results, which are initially valued at fair value. The subsequent valuation depends on the category in which they are classified.

i).                                      Classification of financial assets

The financial assets are classified within the following specific categories: “Fair value financial assets with changes which affect results”, “investments held-to-maturity”, “financial assets available-for-sale” and “loans and accounts receivable”. The classification depends on the nature and purpose of the financial assets and is determined when they are recognized initially.

ii).                                   At fair value through profit or loss

The financial assets are classified as at fair value through profit or loss when the financial asset is held for trading purposes or is designated as a fair value financial asset with changes which affect income.

A financial asset will be classified as trading purposes if:

•   It is purchased mainly for the purpose of selling it in a short period of time; or

•   In its initial recognition, it is part of a portfolio of identified financial instruments which the Company administers jointly and for which there is a recent pattern of short-term profit-taking; or

•   It is a derivative which is not designated or is not effective, as a hedge instrument.

The Company classifies the instruments held for trading purposes as short-term, except when there are restrictions on the use of the funds invested, for at least the 12 months following the date of the statement of financial position.

The Company has not designated financial assets as at fair value through profit or loss.

The fair value through profit or loss are recorded at fair value, recognizing any gain or loss derived from their valuation in profit. The net gain or loss recognized in profit includes any dividend or interest obtained from the financial asset. Fair value is determined as described in Note 12.

iii).                                Investments held-to-maturity

The investments held-to-maturity are non-derivative financial instruments with fixed or determinable payments and established maturities in which the Company has the intention and the capacity to hold the security to maturity. Investments held to maturity are valued at amortized cost using the effective interest rate method, less any impairment.

iv).                               Available-for-sale

Investments available-for-sale are non-derivatives that are either designated as available-for-sale or are not classified as (a) at fair value through profit or loss (b) held-to-maturity investments or; (c) loans and receivables. They are valued at fair value with changes generally recognized through other comprehensive income items. The Company has no investments available-for-sale.

v).                                  Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments which are not traded in an active market. Loans and receivables are measured at amortised cost using the effective interest method, less any impairment.

vi).                               Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, and substantially transfers the risks and benefits inherent to the ownership of the financial asset. If the Company does not transfer or substantially retain all of the risks and benefits inherent to the ownership and maintains control over the transferred asset, the Company will recognize its equity in the asset and the associated obligation for the amounts that it would have to pay. If the Company substantially retains all the risks and benefits inherent to the ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateral loan for the resources received.

vii).                            Effective interest method

The effective interest method is a calculation method for the amortized cost of the financial asset and of assignment of the financial revenue throughout the relevant period. The effective interest rate is the rate which exactly discounts the estimated flows for cash collections throughout the expected life of the financial asset (or, when appropriate, over a shorter period) from the net book value of the financial asset at the time of its initial recognition.

viii).                         Offsetting of financial assets and liabilities

A financial asset and liability are presented net in the statement of financial position only when the Company has: i) a legally enforceable right to offset the amounts recognized, and ii) the intention to liquidate them net or to realize the asset and cancel the liability simultaneously.

e.                                       Trust funds - These represent mainly cash and cash equivalents held in trusts established to securitize future toll collection rights from certain concessions for payment of security certificate indebtedness. The net worth of the trusts is represented by tolls collected, net of the operating and maintenance expenses of the concessioned highways as well as the payment of the security certificates and related interest.

The Company recognizes revenues, costs and expenses derived from operation and maintenance of the highways and interest generated by the Security Certificates in its results as total revenues and operating expenses and costs and comprehensive result of financing, respectively.

Those funds whose utilization exceeds one year are presented in the accompanying consolidated financial statements as “Restricted trust funds” within long-term assets.

f.                                         Land held for mineral deposits, inventories and sales costs- land held for mineral deposits and inventories are valuating in a lower cost or in net realization value. The deposits cost sale is calculate and register in base to the cubic meters consumed.

g.                                      Real estate held for future use —

i)                                         During 2009, the Company paid an advance for the purchase of land where real estate housing projects will be developed in the future, which has been classified as long-term and valued at acquisition cost.

ii)                                      Real estate participation certificates (CPI´s) - These refer to long-term credit instruments which entitle the Company to a fractional part of the ownership of the territorial reserves contributed to a trust for purposes of the respective sale. They are recorded at the lower of acquisition cost and market value. Gains or losses arising from the sale of the CPIs, are recorded in income in the period in which they sell or transfer all or partial rights.

On December 2, 2007, the company Central de Abastos Naucalpan, S. A. de C. V. (CAN) paid, in-kind, the debt it owed to Concemex, S. A. de C. V. (subsidiary) at that date, by assigning fiduciary rights to Irrevocable Trust No. 88 registered by public deed number 16,319, executed on December 2, 2005, for the amount of 27,210,000 CPIs, equivalent to $52,862 plus 7.86% of the future rights of such certificates. The rights derived from the CPIs correspond to the ownership of 604,810 square meters of real estate (trust instrument) located in the municipality of Naucalpan in Mexico State.

On January 29, 2010, CAN executed a contract to assign an additional portion of its fiduciary rights to Tribasa Sector Inmobiliario, S. A. de C .V. (TSI), a subsidiary of the Company. In return, TSI paid $25,008 and received 11,112,115 CPIs representing the ownership of 246,994 square meters of land, located in the municipality of Naucalpan, Mexico State.

On that same date, TSI transferred the fiduciary rights of the 11,112,115 CPIs discussed in the preceding paragraph to Grupo Corporativo Interestatal, S. A. de C. V. (related party).

h.                                      Investment in consessions

The Company recognizes Interpretation No.12 of the Committee for Interpretation of International Financial Reporting Standards (“IFRIC”), Service Concession Arrangements for the initial recognition of construction, additions, improvements and extensions to highways under a concession arrangement. This interpretation provides guidance regarding accounting for service concessions by private sector operators involved in supplying infrastructure assets and services to the public sector. IFRIC 12 requires that a service concession be classified as either an intangible asset, a financial asset or a combination of both.

A financial asset results when an operator constructs or makes improvements to the infrastructure, in which the operator has an unconditional right to receive a specific amount of cash or other financial asset during the contract term.

An intangible asset results when the operator constructs or makes improvements and is allowed to operate the infrastructure for a fixed period after the construction is terminated, in which the future cash flows of the operator have not been specified, because they may vary depending on the use of the asset, and are therefore considered contingent.

Both a financial asset and an intangible asset may result when the return/gain for the operator is provided partially by a financial asset and partially by an intangible asset. This IFRIC establishes that for both the financial asset and the intangible asset, the revenues and costs related to the construction or the improvements are recognized in revenues during the construction phase.

The rights paid to the Secretary of Communicated and Transportation for the concession title is recognized as an intangible asset.

Amortization is calculated based on the estimated usage calculated by determining estimated vehicle capacity through the term of the concession granted by the SCT. The estimated useful lives and amortization method are reviewed at the end of each reporting period and the effect of any change in estimate is recognized prospectively.

i.                                          Real estate, machinery and equipment

Real estate, machinery and equipment are recorded at acquisition cost less any subsequent accumulated depreciation. Depreciation of machinery and equipment is calculated according to the units produced in the year with respect to the total estimated production of the assets during their useful lives. For the remaining fixed assets, depreciations is calculated using the straight-line method based on the component approach and the remaining useful lives of the related assets, as follows:

Years
Buildings	25-50
Construction machinery and equipment	5-10
Vehicles	3-10
Computers	4-6
Office furniture and equipment	4-6

The estimated useful lives, residual values and depreciation methods are reviewed at the end of each reporting period.

The gain or loss of a sale or retirement of an item of furniture and equipment and others, is calculated as the difference between the resources received from sales and book value of the asset and are recorded in income of the year.

j.                                          Costs of loans

The general costs for loans or those attributable directly to the acquisition, construction and production of assets for their use or sale, “classifiable assets”, which constitute assets that require a significant period of time until they are ready for use or sale, are added to those assets during that time until they are ready for use. The revenue obtained from the temporary investment of funds from specific loans which have yet to be used in classifiable assets is deducted from the eligible loan costs in order to be capitalized.

All other costs of loans are recognized in income during the period in which they are incurred.

k.                                       Impairment of value of intangible assets and real estate, machinery and equipment

At the end of each period, the Company revises the book values of its intangible assets and real estate, machinery and equipment to determine whether there are indicators that these assets have suffered any loss from impairment. If there is any such indicator, the recoverable amount of the asset is calculated in order to determine the amount of the loss from impairment (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which such asset belongs. When a reasonable and consistent distribution base can be identified, the corporate assets are also assigned to the individual cash generating units, or otherwise are assigned to the smallest group of cash generating units for which a reasonable and consistent distribution base can be identified.

The recoverable amount is the higher of the fair value less cost of sales and the use value. When the use value is evaluated, the estimated future cash flows are discounted at their present value, using a discount rate before taxes which reflects the current assessment of the market regarding the value of the money over time and the specific risk of the asset for which the estimates of future cash flows have not been adjusted.

If it is estimated that the recoverable amount of an asset (or cash generating unit) is lower than its book value, the book value of the asset (or cash generating unit) is reduced to its recoverable value. Losses from impairment are recognized immediately in comprehensive income.

When an impairment loss subsequently it´s reverts the book value of the asset (or cash generation unit) is added to the estimated value revised to its recoverable value. So that the increased book value does not exceed the book value that would have been determined if a loss from impairment had not been recognized for such asset (or cash generating unit) in previous years. The reversal of any loss from impairment is recognized immediately in comprehensive income.

l.                                          Investment in shares of associated companies

Permanent investments in entities where significant influence exists are initially recognized based on the net fair value of the entities’ identifiable assets and liabilities as of the date of acquisition. Such value is subsequently adjusted for the portion related both to comprehensive income (loss) of the associated company and the distribution of earnings or capital reimbursements thereof. When the fair value of the consideration paid is greater than the value of the investment in the associated company, the difference represents goodwill, which is presented as part of the same investment. Otherwise, the value of the investment is adjusted to the fair value of the consideration paid. If impairment indicators are present, investment in shares of associated companies is subject to impairment testing.

m.                                    Provisions

Provisions are recognized for current obligations (legal or constructive) that arise from a past event, that are probable to result in the use of economic resources, and that can be reasonably estimated.

The provision recognized is the best estimate of the disbursement required to discharge the present obligation at the end of the reporting period, bearing in mind the risks and uncertainties inherent to the obligation. When the provision is valued by using the estimated cash flows to discharge the present obligation, its book value represents the present value of such cash flows.

When some or all of the economic benefits required to liquidate a provision are expected to be recovered from a third party, an account receivable is recognized as an asset only if it is virtually certain that the reimbursement will be received and the amount of the account receivable can be reliably valued.

n.                                      Reserve for major maintenance

The Company creates a provision for major maintenance of highway sections, based on the estimated cost of the next scheduled major maintenance, determined using studies prepared by independent experts. This is in accordance with the contractual obligation whereby at the end of the concession, the related assets will revert to the federal government and must be in optimal operating condition.

o.                                      Financial liabilities

i).                                      Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual agreements and the definitions of a financial liability and an equity instrument.

ii).                                   Financial liabilities

Financial liabilities are classified as either financial liabilities at “Fair value through profit and losses” or “Other financial liabilities”.

iii).                                Financial liabilities at fair value through profit and losses

Financial liabilities are classified as at fair value through profit or losses when the financial liability is either held for trading or it is designated as at fair value through profit or losses: Financial derivatives are classified as for trading except those which are designated and are effective as hedges

The Company does not have financial liabilities designated with changes which affect income.

iv).                               Other financial liabilities

Other financial liabilities, including assigned collection rights, are initially valued at fair value, net of transaction costs. They are subsequently valued at amortized cost using the effective interest method, recognizing the interest expense on an effective yield basis.

The effective interest method is a method for calculating the amortized cost of a financial liability and assigning the financial expense throughout the relevant period. The effective interest rate is the rate which exactly discounts the estimated flows of cash payments throughout the expected life of the financial liability (or, when appropriate, in a shorter period) from the net book amount of the financial liability in its initial recognition.

v).                                  Elimination of financial liabilities

The Company eliminates the financial liabilities if, the Company’s obligations are fulfilled, canceled or expire.

p.                                      Long term employee benefits from termination and retirement

The Company provides a seniority premium to all its employees when they leave and have at least 15 years working for the Company or when they are dismissed, regardless of their seniority in the Company. These benefits consist of a lump sum payment of 12 days’ wages for each year worked, calculated using the most recent salary, not to exceed twice the minimum wage established by law. Those persons who are entitled to the seniority premium have at least 15 years working for the Company and resign voluntarily or are dismissed.

The related liability and annual cost of such benefits are recorded as it is accrued and are calculated by an independent actuary on the basis of formulas defined in the plans using the projected unit credit method.

Employee benefits from termination, retirement and other - Liabilities from seniority premiums, pension plans and severance payments are recognized as they accrue and are calculated by independent actuaries based on the projected unit credit method using nominal interest rates.

q.                                      Statutory employee profit sharing (PTU) - PTU is recorded in the results of the year in which it is incurred and presented under operating expenses in the accompanying consolidated statements of income.

r.                                         Income taxes - The Company is subject to Income tax (“ISR”) and the Business Flat Tax (“IETU”).

The taxes incurred for ISR and IETU are based on the taxable profits and cash flows of each year determined in accordance with the laws, respectively. The taxable profit differs from the profit reported in the consolidated statement of income due to the items of taxable revenues or deductible expenses in other years, items which are never taxable or deductible or taxable or deductible items which are never recognized in income. The Company’s liabilities for current taxes are calculated by using the tax rates which are either fully or substantially passed into law at the end of the reporting period.

To recognize the deferred tax, the Company determines whether, based on financial projections, it will incur ISR or IETU, and recognizes the deferred tax relative to the applicable taxable bases and rates for the tax which, depending on its projections, it expects to incur in the subsequent years, based on a hybrid approach.

The deferred tax is recognized on temporary differences between the book value of the assets and liabilities included in the financial statements and the respective tax bases used to determine the taxable profit. The deferred tax liability is generally recognized for all the taxable temporary differences. A deferred tax asset is recognized for all the deductible temporary differences and tax loss carry forwards, when it is probable that the Company will have future taxable profits against which it may apply those deductible temporary differences.

A deferred tax liability is recognized for taxable temporary differences related to investments in subsidiaries and associated companies, and participations in joint businesses, except when the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not revert in the foreseeable future. The deferred tax assets which arise from the temporary differences associated with such investments and participations are recognized only if it is probable that there will be sufficient future taxable profits against which those temporary differences can be applied and the latter are expected to revert in the near future.

The book value of a deferred tax asset is subjected to revision at the end of each reporting period and is reduced when it is considered probable that there will not be sufficient taxable profits to enable the recovery of all or part of the asset.

The valuation of the deferred tax liabilities and assets reflects the tax effects that would be generated by the form in which the Company hopes, at the end of the reporting period, to recover or liquidate the book value of its assets and liabilities.

The deferred tax assets and deferred tax liabilities are offset when there is a legal right to offset short-term assets against long-term assets and when they refer to taxes on income in relation to the same tax authority and the Company has the intention of liquidating its assets and liabilities on a net basis.

Current and deferred taxes are recognized as revenue or expense in the statement of income, except when they refer to items that are recognized outside results, either in other comprehensive income or directly in stockholders’ equity, in which case the tax is also recognized outside results;

or when they derive from the initial recognition of a business combination. In the case of the business combination, the tax effect is included within the recognition of the business combination.

s.                                       Transactions in investment units - Transactions denominated in Investment Units (UDIs) (account units stipulated in a Mexican decree which establishes the specific obligations which may be denominated in such units, published in the Federal Official Gazette on April 1, 1995), are recorded at the applicable exchange rate in effect on the date of the transaction; monetary assets and liabilities denominated in UDIs are translated into Mexico pesos at the exchange rate in effect at the balance sheet. Fluctuations in equivalencies are recorded in results as an exchange fluctuation within comprehensive financing results.

t.                                         Foreign currency transactions - Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded in the consolidated statements of income.

u.                                      Revenue recognition - Revenues are recognized in the period in which the risks and rewards of ownership of the inventories of materials are transferred to customers, which generally coincides with the delivery of materials to customers in satisfaction of orders. Toll revenues are recognized when the service is rendered.

Revenues from long-term construction contracts are accounted for using the percentage-of-completion method; therefore, they are recognized in proportion to the costs incurred in related to total expected costs of the project. If total costs in the most recent cost estimate exceed total revenues according to the contract, the expected loss is recognized immediately within in current earnings.

v.                                      Earnings per share - Basic earnings per common share are calculated by dividing consolidated net income of controlling interests by the weighted average number of common shares outstanding during the year.

5.                                      Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company’s accounting policies, which are described in Note 4, the Company’s management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments, apart from those involving estimations that are describing below, that the Management has made in the process of applying the Company’s accounting policies and which have an important impact on the amounts recorded in the condensed consolidated interim financial statements:

•                                          The Company has assigned collection rights in securitization schemes through trusts and has determined that it controls and, therefore, consolidates such specific purpose entities. The principal elements considered by management in its determination of control over the trusts are that: the activities of the trusts are performed principally for the funding of the Company; the activities of the trust are limited and the Company participated in its establishment; also, the Company shares in the residuals as trustor.

The sources of key uncertainty in the estimates made at the date of the statement of financial position, which have a significant risk of resulting in an adjustment in the book values of assets and liabilities during the following financial period, are as follows:

•                                          The Company has accumulated recoverable tax losses, whose recoverability must evaluated before the recognition of a deferred income tax asset.

•                                          For purposes of determining the deferred tax, the Company must make tax projections to determine whether it expects to incur IETU or ISR, and thus determine the base and rate of the reversals in order to calculate the deferred taxes based on the hybrid approach.

•                                          The Company revises the estimate of the useful life and amortization method of its intangible assets resulting from concession at the end of each reporting period and the effect of any change in the estimate is recorded prospectively. Furthermore, at the end of each period the Company revises the book values of its tangible and intangible assets in order to determine whether there is any indicator that they have suffered a loss from impairment.

•                                          Management makes an estimate to determine and recognize the provision to meet the maintenance and repair expenses of the under- concession highways, which affects the results of the periods from the time that the under-concession highways are available for use until the aforementioned maintenance and/or repair work is performed.

•                                          Management recognizes a profit margin in the revenues and costs from construction and extension and restoration work. The fair value of the services rendered to the concession assignor is equivalent to the amount collected by the subcontractor from the Company, plus a profit margin.

6.                                      Investments in securities

	Free funds	Unrestricted trust funds	Restricted trust funds	Balances as of March 31, 2012
Trading:
Commercial paper	$18,476	$—	$—	$18,476
Capital market	285,877			285,877
Money market	930,629	861,618	798,217	2,590,463
	1,234,982	861,618	798,217	2,894,817
Held-to-maturity:
Repurchase agreements in money markets	152,463	—	—	152,464
	1,387,445	861,618	798,217	3,047,281
Trading:
Money market	—	—	781,093	781,093
	—	—	781,093	781,093
	$1,387,446	$861,	$1,579,310	$3,828,374

	Free funds	Unrestricted trust funds	Restricted trust funds	Balances as of December 31, 2012
Trading:
Commercial paper	$10,572	$—	$—	$10,572
Capital market	282,391			282,391
Money market	176,529	670,583	573,855	1,420,967
	469,492	670,583	573,855	1,713,930
Held-to-maturity:
Repurchase agreements in money markets	1,039,569	—	—	1,039,569
Current investments in securities	1,509,061	670,583	573,855	2,753,499
Trading:
Money market	—	—	1,243,104	1,243,104
Investments in securities Long-term	—	—	1,243,104	1,243,104
	$1,509,061	$670,	$1,816,959	$3,996,603

	Free funds	Unrestricted trust funds	Restricted trust funds	January 1,2011
Trading:
Commercial paper	$37,877	$—	$—	$37,877
Capital market	329,839			329,839
Money market	45,855	65,013	591.520	702,388
	413,571	65,013	591,520	1,070,104
Held-to-maturity:
Repurchase agreements in money markets	575,469	—	—	575,469
Current investments in securities	989,040	65,013	591,520	1,645,573
Trading:
Money market	—	—	1,282,788	1,282,788
Investments in securities Long-term	—	—	1,282,788	1,282,788
	$979,530	$65,013	$1,883,818	$2,928,361

7.                                      Real estate, land held for mineral deposits, machinery and equipment

	March 31, 2012	December 31, 2011	January 1, 2011
Buildings	$218,328	$216,617	$220,443
Construction machinery and equipment	676,653	677,447	661,158
Vehicles	57,298	57,927	52,295
Office furniture, equipment and computers	44,272	44.009	44.117

Accumulated depreciation	(554.431)	(541.377)	(489,961)

Land	143.073	143.453	143.318
	$585.193	$598.074	$631.370

8.                                      Investment in concessions

Investments in concessions represent rights, granted by federal and state governments, to, for a determined period, construct, establish, operate, and maintain transportation routes in good condition. The majority of the concessions are granted by the Mexican Federal Government through the SCT or under the federal legislation and the Ministry of Public Works of Mexico or similar agencies in other countries. Governments of different states in Mexico also grant concessions under the local legislation for the construction and operation of roads and highways that are usually granted based on a similar model prepared by the SCT and the Ministry of Public Works of Mexico or similar agencies in other countries.

Road concessions in Mexico

A road concessionaire constructs or improves roads in order to operate and maintain them in good, working condition. Concessionaires may transfer their rights and obligations but only with the approval of the government. Concession terms generally include terms related to the time of delivery, operation and maintenance works, standards under which the works will be performed, the terms of government supervision, reserve funds to be maintained for the upkeep, rights to be paid to the government and toll duties to be charged (including the inflation scope adjustments). The concessionaire shall repair roads any time it is necessary during the period of the concession. In exchange for constructing, operating and maintaining the roads in good condition, the concessionaire has the right to retain almost all the income resulting from the operation of roads during the term of the concession. At the end of the concession, the right to operate roads and receive income revert back to the government. The road and all repairs made during the term of the concession remain as property of the government.

From December 1993, the maximum term of a road concession could not exceed 30 years, however, based on the terms of the concession contracts, concessionaires will have the right to request an extension of the term similar to the original term if such extension is requested during the last fifth part of the original concession term. In this regard, terms of the concessions generally include the condition that if the traffic exceeded the volume estimated, the term of the concession would be reduced or the concessionaire would pay a part of profits resulting from the operation of the road to the government.

The SCT has the right to terminate a concession without any compensation, before the end of the concession term when certain events occur. The government could also expropriate temporarily all assets related to the concession in case of war, significant public disturbances, threat to internal peace or for economic or public reasons. In the case of legal expropriation (except for an international war), the law requests the government to provide compensation to the concessionaire.

Other infrastructure concessions in Mexico

The Company has investments in other infrastructure concessions which consist of construction, maintenance and operation of ports and public parking structures. These concessions are controlled by federal or municipal governments and other departments. Usually, concessions are structured in such a way that the concessionaire can recover its investment by retaining the right to charge fees for periods established in the respective concession contracts.

9.                                      Investment in shares of associated companies

As of December 31, investments in associated companies are as follows:

	Participation percentage
Company	2012	2011	31/03/12	31/12/11	01/01/11
Concesionaria Purépecha, S. A. de C. V.	50%	50%	$57,168	$1,901	$73,564
Posco Mesdc, S. A. de C. V.	22%	22%	27,268	27,273	27,023
Concesionaria de Autopista de Michoacán, S. A. de C. V.	25.2%	—	248,448
Construcciones y Drenajes Profimdos, S. A. de C. V.	30%		8,500	8,500	8,500
Grupo Concesionario Metropolitano, S. A. de C. V.	50%	50%	39,220	39,220	39,220
Others				(147)
Reserved investment			(47,720)	(47,720)	(47,720)
			$332.735	$89.027	$100.439

The 50% investment in Concesionaria Purépecha, S. A. de C. V. holds the concession to build, operate, use, and maintain the 22.60-kilometer stretch of road (which is of high specifications and state jurisdiction) located between the federal highway Morelia-Maravatío, vía Charo and the Autopista de Occidente. The concession contract includes the right to construct upon and use the road and any other assets that comprise it, as well as provide related auxiliary services.

The term of the concession is 30 years beginning February 13, 2007 and its operation began on June 26, 2008. As control of the entity is shared between the Company and other partners of this concession, the investment was recorded using the equity method.

Also, the Company has a 50% investment in Grupo Concesionario Metropolitano, S. A. de C. V., for the purpose of building and operating the elevated Electric Train Line between Mexico City and the State of Mexico. The term of the concession is to end in 2013. However, the construction of the Electric Train Line has not begun yet for reasons beyond the control of the Company. Given the uncertainty that this project will be completed, the Company has recorded a reserve for the impairment of the investment.

On March 31st, the concession title of Paquete Michoacan was signed, in which PINFRA is partner in 25.2% of Concesionaria de Autopista de Michoacan, S.A. de C.V. This package includes approach 362 kilometers of the highways that are in operation, construction and expansion, its projects are, los Libramientos de Morelia and Uruapan also Pátzcuaro – Uruapan y Uruapan – Lázaro Cardenas highways. The approaching investment considering the payment of 752.1 million pesos will be of 11.000 million pesos.

10.                               Other Assets

	31/03/2012	31/12/2011	01/01/2011
Long-term notes receivable (1)	81,792	79,206
Deferred credits	59,635	88,086	47,651
Other assets	1.242	7.596	992
Other Assets Total	142,669	174,888	48,643

(1)          Long-term receivable are represented by a loan to Promoairtax, S. A. de C. V. for US$6.3 million, earning interest at an anual rate of LIBOR plus 2%, payable annually maturing in December 2021 .

11.                               Discontinued operations

During 2008, as a result of a restructuring process, the Company’s management decided to discontinue its operations in Chile and Ecuador, where it had acted as concessionaire. The liquidation of these companies is expected to conclude in 2012. Consequently, the discontinued assets and liabilities are presented in separate headings in the consolidated financial statements for 2/11, 2010 and 2009.

Furthermore, as a result of the lawsuit which occurred in the prior years between the subsidiary MGA and the Board of Directors of the Municipal Operating Agency for Applicable Water, Drains and Sanitation of Navojoa, Sonora, the Company decided to present the assets and liabilities related to the water and drainage operation concession of that city as discontinued operations, given the Company’s intention to discontinue their operations.

12.                               Financial Instruments

a.                                       Significant accounting policies

The details of the significant accounting policies and methods adopted (including the criteria for recognition, bases for valuation and bases for recognition of revenues and expenses) for each class of financial asset, financial liability and equity instruments, are disclosed in Note 4.

b.                                      Categories of financial instruments

The main categories of financial instruments are as follows:

	30/03/11	31/12/11	01/01/11
Financial assets
Cash and cash equivalents	$50,784	$73,522	$39,782
Trading investments	3,675,910	2,957,034	2,362,402
Held-to-maturity investments	152,464	1,039,569	565,959
Accounts and notes receivable	643,129	647,769	1,066,544

Financial liabilities
Amortised cost:
Trade accounts payable	$52,384	$62,107	$84,821
Accrued expenses and taxes payable	9,970,809	10,100,806	10,130,245
Assigned collection rights		167	1,950

c.                                       Objectives of financial risk management

The Company’s activities are exposed to different economic risks which include (i) market financial risks (interest rate, foreign currency and pricing), (ii) credit (or credit-related) risk, and (iii) liquidity risk.

The Company seeks to minimize the potential negative effects of the aforementioned risks in its financial performance through different strategies. Firstly, the intention is to obtain natural coverage for the risks. When this is not possible or is not economically feasible, the Company evaluates whether to contract derivative instruments, unless the risk is considered insignificant for the Company’s financial position, performance and cash flows.

The Company’s internal control policy establishes that the contracting of credit and the risks involved in the projects must be jointly analyzed by the representatives of the areas of finances, legal, administrative and operations, before it can be authorized. Such analysis also includes the use of derivatives to hedge financing risks. By internal control policy, the contracting of derivatives is the responsibility of the Company’s finances and administrative areas, once the aforementioned analysis is concluded.

d.                                      Market risk

The market risk is the possibility that adverse changes in market rates and prices will give rise to losses

Management of risk of exposure to UDI

Within the regular course of its operations, the Company is exposed to market risks which are mainly related to the possibility that changes in the conversion rate of UDIs to pesos will adversely affect the value of its financial assets and liabilities, its performance or its future cash flows. UDIs are a conversion factor which takes into account the effects of inflation. As of December 31, 2011, 87% of the Company’s debt obligations were denominated in UDI’s. This risk is largely counteracted by the fact that the revenues generated from the concessions are subject to annual adjustments based on the inflation rate.

The increase in the value of the UDI for the year ended December 31, 2011 was 3.65%, if such increase had been 5% (i.e., 135 base points above its actual increase), it would have resulted in a decrease in results and in stockholders’ equity of approximately $102,000. If the increase in the value of the UDI had been 2.30%, instead of 3.65% (i.e., 135 base points below its actual increase), it would have resulted in an increase in results and in stockholders’ equity of approximately $102,000. This represents a change which management considers reasonably possible and has been determined as the difference between the actual change and the inflation ceiling, which would trigger a renegotiation of rates.

The aforementioned sensitivity analysis includes the financial instruments in effect as of December 31, 2011 and may not be representative of the risk of change in UDI value during the period due to changes in the net position denominated in UDIs. Furthermore, as already noted, there is a natural coverage for this risk with the future revenues from the concessions, which, as they do not represent a financial instrument in the Company’s statement of financial position, are not reflected in the sensitivity shown

Management of the interest rate risk

Furthermore, the Company is exposed to the market risks related to fluctuations in interest rates because some of its issues of Securitized Certificates earn interest at variable rates linked to the TIIE and the increase in such rate would result in a postponement of the expected payment date. As of December 31, 2011, the securitized certificates issued due to the securitization of one of the Company’s highways, representing approximately 13% of its unpaid debt, earned interest at rates linked to the TIIE.

An increase (decrease) of 100 base points in the TIIE which represents management’s evaluation of a possible reasonable change in such interest rate, would result in a decrease (increase) in the Company’s results and stockholders’ equity of approximately $10,000.

The sensitivity analysis may not be representative of the exchange risk during the period due to changes in the net position which earns interest based on the TIIE.

Management of price risk

The Company’s financial instruments do not expose it to significant financial risks related to pricing. Furthermore, the tolls collected by the Company are regulated and adjusted based on the national consumer price index in Mexico.

Management of exchange risk

In relation to exchange risk, the Company believes that its exposure is immaterial due to the few transactions and balances denominated in foreign currency. The Company contracts its financing in the same currency as the source of its repayment. If the exposure to this risk were to become significant in a specific period, it would be managed within the parameters of established policies.

Management of credit risk

The credit risk refers to the risk that the counterparties will default on their contractual obligations, resulting in a loss for the Company. As regards the Company, the principal credit risk derives from cash and cash equivalents, investments in securities and accounts and notes receivable.

The Company has the policy of holding cash and cash equivalents only with recognized, prestigious institutions with a high credit rating. Also, investments are limited to instruments with high credit quality. The main investments are made through consolidated trusts in the financial statement, which have strict investment policies that limit credit risk. In the case of accounts and notes receivable, the credit risk mainly derives from the ports operation and the asphalt plant, which require credit analyses before credit is granted, and involve transactions with companies of good repute; otherwise, the respective guarantees are obtained in accordance with established credit policies. Finally, the long-term note receivable is with a related party in which a 50% share is held in stockholders’ equity, and is shown within the investment in associated companies (see note 9). The maximum exposure to credit risk as of March 31, 2012, December 31, 2011 and January 1, 2011 is $4,522,287, $4,717,894 and $4,034,687, respectively.

Management of liquidity risk

Historically, the Company’s main sources of liquidity have been (i) the cash flows generated from the un-securitized highways operation, (ii) the cash flows generated by the rest of its operations and (iii) the resources derived from the securitization of the toll collection rights in the securitized highways.

Based on the terms of some of the securitizations, all the cash flows generated by the respective highway above the amount necessary to cover the payments of interest and principal must be applied to the early repayment of debt. Therefore, as long as any portion of the debt incurred under a securitized operation remains unpaid, the Company will not receive revenues derived from the toll rates generated by the highway in question, and will only be entitled to the payment of the administration and operation fees agreed in the concession contract of such highway. Furthermore, as all the securitizations represent project risk, if the flows generated by such projects were insufficient to cover the respective debt servicing, there is no recourse against the Company or other different assets from the securitized ones.

The following table shows the contractual expirations of the entity’s financial liabilities. The table was determined based on the non-discounted flows according to the first date on which payment may be demanded from the Company; however, it does not estimate early repayments due to excess flows from the highways. The table includes payment of principal and interest. It was calculated using the TIIE in effect as of December 31, 2011, and the estimated value of the UDI at each payment period, using the inflation target of 4% a year established by Banco de México.

As of December 31, 2011	1 year	Between 2 to 5 yeas	Between 6 to 10 years	Between 11 to 15 years	Between 16 and 20 years	Total
Assigned collection rights	$1,014,878	$4,685,367	$7,575,054	$7,308,386	$4,286,209	$24,869,894
Trade accounts payable	62,107
Total	$1,076,985	$4,685,367	$7,575,054	$7,308,386	$4,286,209	$24,932,001

e.                                       Fair value of financial instruments

•                                          Fair value of financial instruments recorded at amortized cost

Investments in securities held for trading purposes are valued at fair value as detailed in Note 6 and are classified as Level 2 (See the section on Fair value hierarchy below). Furthermore, the Company holds investments in repurchase agreements in money markets, which are classified as held-to maturity. Even though they are valued at amortized a cost, given their short-term nature and the fact that they pay yields which generally represent market rates at the time the instrument is acquired, management believes that the book values approximate fair value. The book values of the instruments held-to-maturity are also disclosed in Note 6.

Other financial instruments recognized in the financial statements which are not recognized at fair value include accounts and notes receivable, accounts payable to suppliers, collection rights assigned and capital lease debt. Except for that detailed in the following table, the Company’s management believes that the book values of such financial assets and liabilities approximate fair value, given their nature and short maturity:

As of March 31, 2012	Book Value	Fair Value
Financial liability:
Assigned collection rights	$9,970,809	$12,541,520

•                                          Valuation techniques and assumptions applied to determine fair value

The fair value of the financial assets and liabilities is determined as follows:

•                                          The fair value of the financial assets and liabilities with standard terms and conditions, and negotiated in active liquid markets, are determined based on the prices quoted in the market.

•                                          The fair value of the other assets and liabilities is determined in accordance with generally accepted price determination models, which are based on the analysis of discounted cash flows.

•                                          In particular, the fair value of the collection rights assigned was determined through a market approach, using the listed prices of the Company’s securitized certificates and adjusted, if applicable, for volume factors and level of activity when it is considered that the market is not active.

•                                          Fair value hierarchy

The Company uses three hierarchy levels to classify the fair value valuations recognized in the statement of financial position, based on the data used in the valuation. When a valuation uses data from different levels, the combined valuation is classified in the lowest classification level of any relevant data.

•                                          Level 1 Fair value valuations are those derived from the listed (unadjusted) prices in the active markets for identical liabilities or assets;

•                                          Level 2 Fair value valuations are those derived from indicators different from the listed prices included in Level 1, which are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•                                          Level 3 Fair value valuations are those derived from the valuation techniques that include the indicators for the assets or liabilities, which are not based on observable market information (non-observable indicators).

•                                          Management of capital risk

The Company manages its capital to ensure that it will continue as a going concern, while also maximizing the return to its shareholders through optimization of its capital structure.

Company’s management reviews the structure when it presents its financial projections as part of the business plan to the Company’s Board of Directors and shareholders. As part of this review, the Board of Directors considers the cost of capital and its associated risks. The Company analyzes the capital structure for each project independently, in order to minimize the risk for the Company and optimize shareholder returns.

The Company is incorporated as a S. A. B. de C. V. in accordance with the Mexican Securities Law and the General Companies Law; fixed minimum capital is MX $50,000.

13.                               Long-term assigned collection rights (securitizations)

Assigned collection rights represent the issuance of Security Certificates, each of which is held in a specific trust that refers to a specific concession. The Security Certificates will be paid by the future transfer of amounts collected from the operation of related concession.

Detail of its integration:

	Mar-12	2011	2010
Current portion of assigned collection rights payable (accrued interest included)	$123,308	$266,119	$266,280
Long-term Security Certificates	10.691.945	10.665.551	10.861.827
Long term accrued interest	570,706	602,296	492,938
Issuance costs of Security Certificates, net	(1,415,150)	(1,433,160)	(1,490,800)
Long term assigned collection rights	$9.847.501	$9.834.687	$9.863.965
Final Balance Transferred Collection Rigths	$9,970,809	$10,100,806	$10,130,245

Expiration dates of long-term security certificates are as December, 31 2011, are as follows :

2012	$179,050
2013	324,934
2014	367,908
2015	415,205
2016	564,824
2016 subsequent years	8.813.630
$10.665.551

The Company’s management has the policy of reflecting, in a single balance sheet heading “Assigned collection rights, net”, the long-term and current liabilities payable derived from security certificates and the related interest payable, net of the restricted funds in trust that cover the payment of such debt.

a.                                       México - Toluca

On September 19, 2003, the Irrevocable Trust Agreement No. F/10250, established for the issuance of preferred security certificates (CONSVEN 03-U) and subordinated security certificates (CONSVEN 03-2U) was signed by PACSA, holder of the concession rights of autopistas México-Toluca, as the trustor and BANCOMEXT as the trustee.

Preferred security certificates are guaranteed with an insurance policy for each trust, granted by MBIA Insurance Corporation (“MBIA”), located in New York, United States of America. This insurance policy guarantees the certificate holder payment of capital and interest at each payment date. If the Company fails to pay and MBIA must exercise the policy to pay the certificate holder, MBIA is guaranteed with the capital of the related trust, the shares which Grupo Concesionario de México, S. A. de C. V. holds in PACSA and PAPSA and residual rights of the related trusts. Except for these guarantees, the Company has no further responsibility.

The subordinated security certificates are not guaranteed by any insurance policy and are only guaranteed with road tolls. Therefore, if for any reason this source of payment is not sufficient to permit the trustee to pay and comply with the obligations related to trusts, neither trustees, the Company, the underwriters nor the depositary will be responsible for these payments.

Nevertheless, the Company considers that road tolls will be sufficient to cover the capital and interest of the subordinated security certificates.

Payments of capital and interest of subordinated security certificates any time before the expiration date of the insurance policy related to the preferred security certificates or amounts owed to the insurance company for these concepts, will be subject to the following conditions:

1.                                       The trustee should have paid capital and interest of the preferred security certificates on the programmed date.

2.                                       100% of the required amount of the debt reserve fund should have been established.

3.                                       The issuer should have received a fulfillment notice related to the two payment periods prior to the payment date.

4.                                       Fund availability in the subordinated debt account.

On April 3, 2006, irrevocable trust contract number 80481 was executed unilaterally by NAFIN (“NAFIN Trust 80481”). The trust agreement was signed by PACSA as the trustor and NAFIN as the trustee. Trustees in the first place are holders of the preferred security certificates and, PACSA, in the fourth and fifth place.

PACSA transferred to the NAFIN Trust 80481 all of its collection rights, including its collection rights subsequent to the termination of the concession agreement, compensation due from the Mexican Federal Government, as well as any other right or assets related to the México — Toluca highway.

The NAFIN Trust 80481 was constituted in order to issue preferred security certificates and subordinated security certificates guaranteed by the income obtained from future tolls of the Mexico — Toluca highway. The NAFIN Trust 80481 uses toll fees, after the payment of value-added tax (VAT), IETU, ISR, operating expenses and the maintenance costs related to the highway, to create a reserve account for the benefit of the security certificate holders. After covering the obligations under the security certificates, the Ministry of Finance and PACSA will have the right to receive income from the highway tolls after the payment of VAT, IETU, ISR, operating expenses and maintenance costs during the remaining term of the concession up to fifteen working days before the termination of the concession, in accordance with the percentage indicated by MBIA to the trustee. On the fourteenth day before the termination of the concession, the income obtained from tolls will be reverted in favor of PACSA.

On April 7, 2006, the liabilities related to the preferred subordinated security certificates issued in 2003 through the Bancomext Trust F/10250 discussed above were refinanced within the NAFIN Trust 80481, as discussed below, and the Bancomext Trust ceded the Mexico — Toluca highway collection rights to NAFIN Trust 80481 discussed above.

The NAFIN Trust 80481 issued preferred security certificates denominated in UDIs up to an amount equivalent to $5,569,959. The new preferred security certificates are guaranteed by an MBIA insurance policy, with terms similar to those of the insurance policy guarantee over the original preferred security certificates.

Resources derived from these new preferred security certificates were used to pay the remaining balance of preferred security certificates issued by the Bancomext Trust F/10250 and the corresponding issuing expenses. The new subordinated security certificates replaced subordinated security certificates issued through the original Bancomext Trust F/10250.

On March 19, 2009, a new issuance of series 2009 “Padeim 09-U” subordinated securitized certificates was carried out by the Company for the Mexico City-Toluca highway for an additional amount of 241,538,600 investment units (UDIs), equivalent to $1,019,703 as of that date.

This new issuance of securitized debt was requested by the federal government through its decentralized agency Banco Nacional de Obras y Servicios Públicos, S. N. C., (BANOBRAS), for the purpose of:

1)                                      repaying the subordinated securitized certificates that were previously issued by Sistema de Administración y Enajenación de Bienes (SAE), also a Mexican government agency, which represented 93.54% of the subordinated securitized certificates issued by the Company and

2)                                      obtaining additional resources for new projects.

The following amounts were paid with the resources obtained:

a)                                      issuance costs for $161,018,

b)                                     a premium to substitute the SAE debt for $377,492 and

c)                                      other items, mainly value-added tax on certain issuance costs for $7,148. These amounts were capitalized within issuance costs for securitized certificates, as part of “Other assets”, at the date on which the new debt issuance occurred.

The remaining net proceeds from the issuance were deposited in within trust number 80481 held with Nacional Financiera, S. N. C., (NAFIN); at the same time a new projects fund was created for $474,045, which such funds will be used to expand and renovate the Mexico City- Toluca highway. Furthermore, the Company will obtain a release of funds from this trust every week until maturity of the issuance. The obligation will be repaid with deposits made from toll collections from the operation of the related highway. The release of funds to the Company will depend on a series of variables, but the lower and upper limits of funds released will be 1,489,697 UDIs and 2,340,953 UDIs, respectively. This new issuance will be in effect until February 2030. The trust contract was executed by the Company, acting as trustor, with NAFIN acting as trustee and BANOBRAS as beneficiary.

The debt of these notes is guarantee by the future toll collection of the Mexico-Toluca highway, operated by PACSA until the maturity of the concession, which will be in February 2030.

b.                                      Santa Ana – Altar

In 2006, the Company executed a construction, modernization, operation, maintenance, and delivery agreement with the Government of Sonora, for the construction and modernization of the Santa Ana-Altar toll highway and the delivery of the section of the Altar-Pitiquito highway.

Security certificates were issued for the financing of the construction of the highway in the concession agreement. Interest is paid semiannually and the certificates will expire in 2031. Payments in advance are scheduled. As a result, on August 30, 2006, Concesionaria Zonalta, S. A. de C. V. entered into an Irrevocable Administration Trust and Source of Payment No. 1486 with Banco Inbursa, S. A., Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria, for the transfer of collection rights, as well as all current and future toll fees related to the Santa Ana - Altar highway, indemnity rights, any right to extend the concession and the right to receive any amount or assets from the Government of Sonora in order to issue the aforementioned security certificates.

c.                                       Atlixco - Jatetelco

On September 15, 2006, Concemex, S. A. de C. V. and Región Central de Autopistas, S. A. de C. V. signed an Irrevocable Administration Trust and Source of Payment No. 574 with Banco Invex, S. A. Institución de Banca Múltiple, Invex Grupo Financiero. Trustee, to transfer to the Trustee the collection rights as well as all current and future toll fees related to the highway, indemnity rights, any right to extend the concession and the right to receive any amount or assets from the government authority, in order to issue security certificates which will be paid by rights and fees derived from toll collections for the financing of the highway.

d.                                      Tenango - Ixtapan de la Sal

On October 3, 2005 Autopista Tenango-Ixtapan de la Sal, S. A. de C. V. and Pinfra Sector Construcción, S. A. de C. V., signed a modification agreement to the Original Trust Agreement 11027448 and an Administration Irrevocable Administration Trust and Source of Payment with Scotiabank Inverlat, S. A. Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat, División Fiduciaria, to transfer to the trustee the collection rights as well as all current and future toll fees related to the highway, indemnity rights, any right to extend, the concession and all the remaining assets of the original trust, established to issue security certificates.

The issuance of the security certificates requires the creation of a reserve fund containing resources equivalent to one year’s debt service (principal and interest) to ensure adequate control of the net worth held in the trust, which must remain in effect for the duration of the trust.

Furthermore, the trust has an additional guarantee fund in UDIs, which can be transferred to the reserve fund if such reserve fund does not have sufficient resources.

e.                                       Peñón - Texcoco

On December 17, 2004, Concesionaria Pac, S. A. de C. V., signed an Irrevocable Administration Trust No. 1344 with Banco Inbursa, S. A., to transfer to the trustee current and future collection rights from tolls from the Peñón – Texcoco highway, indemnity rights and all the remaining assets of the original trust, established to issue unsecured certificates. This trust was established for the payment of ordinary trust certificates held in Trust 1008 signed with Banca Interacciones that would expire in 2009 but would permit advanced payments on the related security certificates.

The issuance of the unsecured certificates requires the creation of a reserve fund containing resources equivalent to one year’s debt service (principal and interest) to ensure adequate control of the net worth held in the trust, which must remain in effect for the duration of the trust.

14.                               Commitments

a.                                       The Company is obligated to pay the Mexican Federal Government and state governments, as consideration for the use and operation of the concessioned highways, an amount equal to between 0.5% and 1.5% of the revenues that it earns annually.

b.                                      The Company has a series of obligations derived from the concessioned titles for which, in the instance of noncompliance, the concession titles may be revoked by the authorities.

c.                                       On March 31, 2009, the Company and the Mexican Federal Government, through SCT, executed a third amendment agreement to the Ecatepec – Pirámides concession, which grants the Company the right to construct, operate, use, conserve and maintain a new stretch of highway called

Ecatepec - Peñón, as an extension to the stretch of highway Ecatepec — Pirámides that links with the Peñón — Texcoco highway, which is a concession granted to Concesionaria Pac, S. A. C. V., related party. The estimated investment for this section is $772,497 in accordance with the final design approved by the Mexican Federal Government, plus $278,000 for award costs incurred. The concession period is 30 years from January 25, 1991. Currently the Company is awaiting the release of the environmental impact assessment and of the rights-of-way to access the highway, which upon the completion of these activities, it will be able to begin construction of the highway.

15.                               Contingencies

a.                                       The Company is involved in some legal actions and process that are result of some normal business activities for an amount of $36,978 and $27,34 as od December, 31st 2011 and 2010 respectively. The Company administration believe with the legal advisors counselling that such processes and litigations will be solved without any material effect in the Company’s consolidation financial position or in it’s operations. In consequence a liability has been registered by $7,395 and $4,143 which the administration consider enough to cover the actual contingencies

b.                                      The Company is in the process of terminating its reporting obligations to the Securities and Exchange Commission (“SEC”) in the United States of America. At that time, management, acting under the belief that its reporting obligations with the SEC had been suspended, discontinued filing and furnishing report to the SEC. The Company is currently in the process of determining its requirements to make itself current with its reporting obligations and subsequently terminate such reporting obligations with the SEC. The Company’s management does not consider that there are significant costs or contingencies that it will incur during this process.

c.                                       The Company carries out operations with related parties. Therefore, certain tax differences may arise if the tax authorities consider that the amounts used by the Company in such transactions are not similar to those used with or between independent parties in comparable transactions.

d.                                      With respect to the lawsuit described on Note 2 between MGA and the Operating Board of the Municipal Agency for Potable Water, Drains and Sanitation of Navojoa, Sonora, management of the Company expects to receive $50,000 for damages and lost profits as a result of the time elapsed without having complied with the execution of the complaint appeal.

e.                                       Experconstructores Zacatecana, S. A. de C. V. (formerly Triturados Basálticos y Derivados, S. A. de C. V.) is involved in an ordinary civil lawsuit filed by Proyectos y Cimentaciones Tacana, S. A. de C. V. (TACANA) before the First District Court for Civil Matters dated April 6, 2001, in which the contingency is approximately $60,024 and $58,863 as of December 31, 2011 and 2010, respectly. However, having entered into a commercial bankruptcy proceeding through a judgment issued on March 22, 2002, Experconstructores Zacatecana believes that the amounts owed to TACANA were generated prior to the bankruptcy proceeding. Accordingly, Experconstructores Zacatecana believes that payments of the amounts should be subject to the bankruptcy proceeding, and more specifically to the conciliation agreement entered into by Experconstructores Zacatecana with its creditors, in order to finalize its bankruptcy proceeding. The conciliation agreement was approved by the courts on December 18, 2003.

This agreement stipulated a bankruptcy payment of 5.41% for the total of all bankruptcy creditors (common creditors). Experconstructores Zacatecana does not believe that the claim filed by TACANA should contravene the conciliation agreement, which would ultimately be to the detriment of the total of all bankruptcy creditors. These arguments were made in the lawsuit and will be reviewed in terms of court relief (appeal) by the Appeals Court against the last enforcement order from any lawsuit which TACANA might bring in the future. This ruling was made by the Appeals Courts in the appeals lawsuits filed by TBD. In addition, as of December 31, 2011 and 2010 $49,454 and $48161 respectively is held in restricted trust funds to cover this lawsuit

16.                               Explanation to transition to IFRS

The consolidated financial statements to be issued by the Company for the year ending December 31, 2012 will be its first annual financial statements complying with IFRS. The transition date is January 1, 2011. For preparing these financial statements the Company applied IFRS 1, according to which apply the relevant mandatory exceptions and certain optional exemptions to retrospective recognition of IFRS, as described below:

i)              The Company applied the mandatory exception to accounting estimates in relation to consistency with the estimates made for the same period under Mexican Financial Reporting Standards (“MFRS”).

The Company has elected the following optional exemptions to retrospective application of IFRSs as follows:

i)              IFRIC 12 was applied prospectively from the date of its adoption in 2008. This option was chosen because it was not practical for the Company to apply the rule retroactively.

ii)             The Company applied the exemption of employee benefits. Therefore recognize all cumulative actuarial gains and losses at the transition date.

iii)            The Company applied the Business Combination exemption. Therefore not been restated the business combinations that occurred before the transition date.

IFRS and MFRS conciliation - The following reconciliations provide a quantification of the effects of transition.

Adoption effects in the financial statement situation:

Adjustment	Description	December 31, 2011	March 31, 2011	January 1, 2011
	Stockholders’ equity with MFRS	$4,114,464	$3,505,985	$3,395,659
a.	Cancellation of the effects of inflation	(165,463)	(167,860)	(191,389)
b.	Land held for mineral deposits	(426,993)	(429,795)	(430,786)
c.	Recognition of financing fees amortization and financial expenses by the effective interest method	(407,499)	(334,119)	(301,320)
d.	Employee retirement obligations	609	—	1,557
e.	Deferred tax effects	351.301	332.312	337.040
		(648.0451	(599.4621	(584.8981
	Stockholders’ equity with IFRS:	$3,466,419	$2,906,523	$2,810,761

Adoptions effects in the comprehensive income statements:

Adjustment	Description	Period ended December 31, 2011	Period ended March 31, 2011
	Total comprehensive income with MFRS	$1,005,202	$165,863
a.	Cancellation of the effects of inflation	25,946	23,529
b.	Land held for mineral deposits	3,793	991
c.	Recognition of financing fees amortization and financial expenses by the effective interest method	(106,173)	(32,799)
d.	Employee retirement obligations	(947)	(1,557)
e.	Deferred tax effects	14.261	(4,728)
		(63,120)	(14,564)
	Total comprehensive income with IFRS	$942,082	$151,299

Explanation of the effects of adopting International Financial Reporting Standards on the Company´s accounting principles:

a.                                       According to IFRS, inflationary effects are recognized in the financial statements when the economy of the currency in which the Company’s transactions are recorded is considered hyperinflationary. The Mexican economy ceased to be hyperinflationary in 1999 and, as a result, the inflationary effects recognized by the Company through December 31, 2007 under NIFs, were reversed.

This adjustment reduced the value of real estate, machinery and equipment by $165,462 and $191,389 as of December 31, 2011 and January 1, 2011, respectively, with its corresponding reduction of $25,946 in depreciation for the year ended December 31, 2011. Furthermore, the effects of restatement in the stockholders’ equity accounts were eliminated for $698,002 as of December 31, 2011 and January 1, 2011. The net effect on retained earnings due to the effects of inflation was $191,389 and $165,463 as of December 31, 2011 and January 1, 2011, respectively.

b.                                      In accordance with IFRS, land held for mineral deposits is recorded at the lower of cost and net realizable value, to be applied retroactively upon adoption. According to MFRS, the land held for mineral deposits, were valued at the lower of acquisition cost or realizable value, which realizable value is determined based on estimates of amounts expected to be received when the mineral reserves are ultimately extracted. The amount of inventories of materials and operating costs acquired up to December 31, 1996 was that reported as of that date based on net replacement costs derived from appraisals conducted by independent experts and were subsequently restated using factors derived from the National Consumer Price Index (INPC).

The effect of the mineral deposits under IFRS, represents a decrease in the asset balance and a decrease in retained earnings of $426,992 and $430,786, as of December 30, 2011 and January 1, 2011, respectively.

c.                                       IFRS requires that debt issuance costs are amortized using the effective interest method. Under MRFS, the Company amortized these costs based on the outstanding value of the related debt. Additionally, during 2009 the Company performed an issue of Securitized Certificates to substitute a previous one, which incurred additional issue costs and payments of substitution premiums and taxes. IFRS require that when the terms of a financial liability are substantially modified, the difference between its book value (net of issue costs) and the amount paid should be recorded in results, unless certain conditions are fulfilled; whereas in accordance with the MFRS, the costs incurred were recognized as part of the amortizable issue costs.

The effect of amortizing the debt issue costs in accordance with IFRS resulted in a decrease in the amortizable amount for: $407,499 and $301,320 (net of the effect of the capitalized issue costs under NIF in 2009 for $377,492), as of December 31, 2011 and of January 1, 2011, respectively, with the corresponding reduction for the same amount in retained earnings.

The effect in consolidated income for the year ended December 31, 2011 was a decrease in retained earnings of $106,173.

Finally, in accordance with IFRS, such issue costs are presented net of the debt, resulting in a reclassification between the other assets and the debt of $1,415,150 and $1,490,800 as of December 31, 2011 and January 1, 2011, respectively.

d.                                      According to IFRS, the severance payment provision is not recognized until the Company is capable of evidencing its commitment to end the relationship with the employee or has made him/her an offer to encourage voluntary retirement. As severance paid by the Company does not comply with those requirements, the liability recognized under MFRS was eliminated. Such amount is shown in the conciliation table above.

e.                                       In accordance with IFRS, the deferred taxes were recalculated to include the adjusted book values of the assets and liabilities according to IFRS. Furthermore, for purposes of IFRS the Company calculates its deferred taxes based on the hybrid method, which meant that one of the subsidiaries which expects to pay IETU in certain future years would not recognize the benefits of applying tax losses generated for ISR, thus decreasing deferred tax assets with the respective reduction in retained earnings. The net impact of the aforementioned effects was an increase in the value of the deferred tax assets of $351,301 and $337,040 (net of the effect of non-recognition of an asset for certain tax losses of $126,181) as of December 31, 2011 and January 1, 2011, respectively. The effect in consolidated comprehensive income for the year ended December 31, 2011 was an increase in retained earnings of $14,261.

Other significant impacts of presentation and reclassification not shown in the reconciliations are as follows:

f.                                         In accordance with IFRS, the Company presents the funds in trusts, which are held to pay assigned collection rights on a gross basis, as investments in securities and assigned collection rights payable; in accordance with MFRS, they were presented net, resulting in a reclassification of $269,586 and $259,852, as of December 31, 2011 and January 1, 2011, respectively.

g.                                      In accordance with IFRS, the funds invested in consolidated trusts are presented in investments in securities in the statement of financial position because they are invested in trading instruments. Under MFRS they were presented as separate headings.

The principal transition impacts in relation with the flow cash statements:

h.                                      According with the IFRS`s the securities investments with negotiation proposes are presented in the operation activities. Accordin with NIF, restricted trust funds (in which were classified as investments with negotiation propose for IFR`s) are presented as a part of the cash and the cash equivalents. All the mentioned above results in a decrease in the cash equivalents and cash presented in the cash flows statements of $1,910,538 as of March 31st, 2011 and in its respective change in operation flows. Additionally according to IFRS were eliminated the margin in construction in concession highways, recognized in IFRS 12, included in the operation activities.

17.                               New acconting principles

At the date of issuance of these financial statements, the following standards have been published, but are not yet in effect: NIC 27 (Revised 2011). Separate financial statements, NIC 28, Investments in associated companies, IFRS 10, Consolidated financial statements, IFRS 11, Joint agreements, IFRS 12, Access to interests in other entities, IFRS 13, Fair value measurement, and the amendment to NIC 1 presentation of financial statements, and NIC 19, Employee benefits. The Company is in the process of determining the possible impact of these new accounting principles in its financial statements, as the case may be.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PINFRA	QUARTER: 01 YEAR: 2012

PROMOTORA Y OPERADORA DE
INFRAESTRUCTURA, S.A.B. DE C.V.	INVESTMENTS IN ASSOCIATES AND JOINT	CONSOLIDATED
VENTURES
	(THOUSAND PESOS)	Final Printing

			%	TOTAL AMOUNT
COMPANY NAME	PRICIPAL ACTIVITY	NUMBER OF SHARES	OWNER SHIP	ACQUISITION COST	CURRENT VALUE
CONCESIONARIA PUREPECHA SA DE CV	CONCESIONARIA	196,026,020	50.00	196,026	57,168
CONCESIONARIA DE AUTIPISTAS DE MICHOACAN SA DE CV	CONCESIONARIA	248,447,430	25.20	248,448	248,448
COMPAÑIA DE AGUAS DEL VALLE DE MEXICO SA DE CV	CONCESIONARIA	220	44.90	22	-150
POSCO MSD SA DE CV	CONCESIONARIA	124,825	22.00	125	27,268

COMPAÑIA NACIONAL DE CONCESIONES SA DE CV	CONCESIONARIA	50,000	50.00	50	1
TOTAL INVESTMENT IN ASSOCIATES				444,671	332,735

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PINFRA		QUARTER: 01 YEAR: 2012

PROMOTORA Y OPERADORA DE
INFRAESTRUCTURA, S.A.B. DE C.V.
	BREAKDOWN OF CREDITS	CONSOLIDATED

	(THOUSAND PESOS)	Final Printing

					MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE

BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
OTHER
TOTAL BANKS					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PINFRA		QUARTER: 01 YEAR: 2012

PROMOTORA Y OPERADORA DE
INFRAESTRUCTURA, S.A.B. DE C.V.
	BREAKDOWN OF CREDITS	CONSOLIDATED

	(THOUSAND PESOS)	Final Printing

					MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SECURED
PRIVATE PLACEMENTS
UNSECURED
SECURED
TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PINFRA		QUARTER: 01 YEAR: 2012

PROMOTORA Y OPERADORA DE
INFRAESTRUCTURA, S.A.B. DE C.V.
	BREAKDOWN OF CREDITS	CONSOLIDATED

	(THOUSAND PESOS)	Final Printing

				MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
				TIME INTERVAL						TIME INTERVAL
CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	DATE OF AGREEMENT	EXPIRATION DATE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER CURRENT AND NON- CURRENT LIABILITIES WITH COST
VARIOS	NOT			0	0	0	0	0	9,970,809
TOTAL OTHER CURRENT AND NON- CURRENT LIABILITIES WITH COST				0	0	0	0	0	9,970,809	0	0	0	0	0	0

SUPPLIERS
VARIOS	NOT			49,638	0
VARIOS	NOT									2,746	0
TOTAL SUPPLIERS				49,638	0					2,746	0

OTHER CURRENT AND NON- CURRENT LIABILITIES
VARIOS	NOT			375,806	0	7,243	0	0	0
VARIOS	NOT									786	0	0	0	0	0
TOTAL OTHER CURRENT AND NON- CURRENT LIABILITIES				375,806	0	7,243	0	0	0	786	0	0	0	0	0

GENERAL TOTAL				425,444	0	7,243	0	0	9,970,809	3,532	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PINFRA		QUARTER: 01 YEAR: 2012

PROMOTORA Y OPERADORA DE
INFRAESTRUCTURA, S.A.B. DE C.V.	MONETARY FOREIGN CURRENCY POSITION
CONSOLIDATED

	(THOUSAND PESOS)	Final Printing

	DOLLARS		OTHER CURRENCIES
FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSAND PESOS TOTAL

MONETARY ASSETS	45,797	588,447	0	0	588,447
CURRENT	45,797	588,447	0	0	588,447
NON CURRENT	0	0	0	0	0
LIABILITIES POSITION	275	3,532	0	0	3,532
CURRENT	275	3,532	0	0	3,532
NON CURRENT	0	0	0	0	0
NET BALANCE	45,522	584,915	0	0	584,915

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PINFRA		QUARTER: 01 YEAR: 2012

PROMOTORA Y OPERADORA DE
INFRAESTRUCTURA, S.A.B. DE C.V.	DEBT INSTRUMENTS	PAGE 1/2

CONSOLIDATED

Final Printing

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE

IT DOES NOT APPLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PINFRA		QUARTER: 01 YEAR: 2012

PROMOTORA Y OPERADORA DE
INFRAESTRUCTURA, S.A.B. DE C.V.	DEBT INSTRUMENTS	PAGE 2/2

CONSOLIDATED

Final Printing

ACTUAL SITUATION OF FINANCIAL LIMITED

IT DOES NOT APPLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PINFRA		QUARTER: 01 YEAR: 2012

PROMOTORA Y OPERADORA DE
INFRAESTRUCTURA, S.A.B. DE C.V.	DISTRIBUTION OF REVENUE BY PRODUCT
CONSOLIDATED
TOTAL INCOME

	(THOUSAND PESOS)	Final Printing

	NET SALES			MAIN
MAIN PRODUCTS OR PRODUCT LINE	VOLUME	AMOUNT	MARKET SHARE (%)	TRADEMARKS	CUSTOMERS
NATIONAL INCOME
SERVICES	0	878,652	0		GENERAL PUBLIC
INTERESTS	0	4,667	0		CONC PUREPECHA
CONSTRUCTION	0	88,779	0		VARIOUS
OTHER REVENUE	0	77,627	0.00		VARIOUS
LEASES	0	1,520	0		VARIOUS
EXPORT INCOME

INCOME OF SUBSIDIARIES ABROAD

TOTAL	0	1,051,245

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PINFRA		QUARTER: 01 YEAR: 2012

PROMOTORA Y OPERADORA DE
INFRAESTRUCTURA, S.A.B. DE C.V.	ANALYSIS OF PAID CAPITAL STOCK
CONSOLIDATED

	CHARACTERISTICS OF THE SHARES	Final Printing

		VALID		NUMBER OF SHARES			CAPITAL STOCK
SERIES	NOMINAL VALUE	COUPON	FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
1	1.89000	0	359,299,923	0	0	0	680,342	0
TOTAL			359,299,923	0	0	0	680,342	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITALSTOCK ON THE DATE OF SENDING THE INFORMATION	359,299,923

NOTES

Based on the request performed by the CNBV through the Document No. 151/76227/2009 dated on January 21, 2008, we let you know the relating to the information requested to my client.

It is noteworthy that based on the established in such statement, my client let you know that there are NOT amounts and instruments in which the operations during the indicated period were carried out, just as it is shown in the attached tables.

In table 1, it can be observed that there are NOT instruments in derived products.

It is important to mention that the policy adopted by the Board of Directors, intends to making investments in derivative instruments for trading purposes, however it states that they shall not exceed the percentage of 10.0% mentioned above.

Company Board of Directors meets quarterly and, in such meetings, the compliance of investment policies has been verified, likewise, they are aware of capital gains and losses on held investments.

Table 1

Summary of Derivative Financial Instrument

Figures in thousands pesos to march 31, 2012

Type of			Notional						Collateral / credit
derivative,		Coverage purposes	amount/n	Value of the Underlying Assets /				Amounts of	lines / values
value or		or other purposes,	ominal	reference variable		Reasonable value		expirations	given in
contract (1)	Instrument	such as negotiation	value	1 Quarter 2012	4 Quarter 2011	1 Quarter 2012	4 Quarter 2011	per year	guarantee

			0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: PINFRA		QUARTER 01 YEAR: 2012

PROMOTORA Y OPERADORA DE
INFRAESTRUCTURA, S.A.B. DE C.V.
	NOTES TO FINANCIAL STATEMENTS	CONSOLIDATED

Final Printing

12020040: LONG-TERM SECURITIES TRUSTS ARE LOCATED IN THIS CATEGORY.

IN THIS ANNEX INCLUDE THE NOTES FOR THE FINANCIAL STATEMENTS ACCOUNTS AND STATEMENTS ACCOUNTS BREAKDOWNS AND OTHER CONCEPTS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Promotora y Operadora de Infraestructura, S.A.B. de C.V.

	By:	/s/ Carlos Césarman Kolteniuk

	Name:	Carlos Césarman Kolteniuk

	Title:	Executive Vice President of Finance and Administration and Chief Financial Officer

Date: June 29, 2012.